UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Date: May 7, 2003


                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                     (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.] Form 20-F |X| Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the unaudited condensed consolidated financial statements for Netia Holdings S.A. and its subsidiaries ("Netia", "the Company", or "we") as at and for the three-month period ended March 31, 2003, together with certain additional information concerning Netia. We have prepared the unaudited condensed consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS").

PART I
FINANCIAL INFORMATION

ITEM 1. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS


  TO THE SUPERVISORY BOARD AND SHAREHOLDERS
  OF NETIA HOLDINGS S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at March 31, 2003, and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the three-month periods ended March 31, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting."

The convenience translations are disclosed as part of the condensed consolidated financial statements. The convenience translations have been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at March 31, 2003 of PLN 4.0512 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these condensed consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

We previously audited in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 13, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2002 and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.




PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland

May 6, 2003

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                               MARCH 31,           DECEMBER 31,
                                                                                                 2003                  2002
                                                                               NOTE           (UNAUDITED)            (AUDITED)
                                                                             ----------   --------------------   -------------------
                                                                                                 (PLN)                 (PLN)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                              110,855               132,465
Restricted investments, cash and cash equivalents......................                               61,534               254,211
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of  PLN 44,825 and PLN
      45,278...........................................................                              103,451                87,067
   Government - value added tax........................................                                7,311                 2,374
   Other...............................................................                                4,823                 8,147
Inventories                                                                                            1,329                   854
Prepaid expenses.......................................................                               14,527                 8,260
                                                                                          --------------------   -------------------
TOTAL CURRENT ASSETS...................................................                              303,830               493,378

Investments............................................................                                  834                 1,663
Fixed assets, net......................................................         4                  2,217,781             2,245,917
Intangible assets......................................................
   Licenses, net.......................................................         5                    625,264               639,176
   Computer software, net..............................................                              111,258               112,685
Other long term assets.................................................                                   95                     -
                                                                                          --------------------   -------------------

TOTAL ASSETS...........................................................                            3,259,062             3,492,819
                                                                                          ====================   ===================



/s/ Wojciech Madalski
-------------------------
Wojciech Madalski
President of the Company


/s/ Zbigniew Lapinski
--------------------------
Zbigniew Lapinski
Chief Financial Officer


Warsaw, Poland
May 6, 2003


The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                 CONVENIENCE TRANSLATION
                                                                                                       (UNAUDITED)
                                                                                           -------------------------------------
                                                                                              MARCH 31,         DECEMBER 31,
                                                                                NOTE             2003               2002
                                                                             ----------    -----------------  ------------------
                                                                                                (USD)               (USD)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                             27,363              32,698
Restricted investments, cash and cash equivalents......................                             15,189              62,750
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of  USD 11,065 and USD
      11,176...........................................................                             25,536              21,492
   Government - value added tax........................................                              1,805                 586
   Other...............................................................                              1,191               2,011
Inventories............................................................                                328                 211
Prepaid expenses.......................................................                              3,586               2,039
                                                                                           -----------------  ------------------
TOTAL CURRENT ASSETS...................................................                             74,998             121,787

Investments............................................................                                206                 410
Fixed assets, net......................................................          4                 547,438             554,383
Intangible assets......................................................
   Licenses, net.......................................................          5                 154,340             157,774
   Computer software, net..............................................                             27,463              27,815
Other long term assets.................................................                                 23                   -
                                                                                           -----------------  ------------------

TOTAL ASSETS...........................................................                            804,468             862,169
                                                                                           =================  ==================




The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                               MARCH 31,           DECEMBER 31,
                                                                               NOTE              2003                  2002
                                                                                              (UNAUDITED)            (AUDITED)
                                                                             ----------   --------------------   -------------------
                                                                                                 (PLN)                 (PLN)
LIABILITIES

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                    231,586               211,247
Accounts payable and accruals...........................................
   Trade................................................................                              55,647                89,864
   Accruals and other...................................................                              99,716                85,805
Deferred income.........................................................                               8,537                 6,956
                                                                                          --------------------   -------------------
TOTAL CURRENT LIABILITIES...............................................                             395,486               393,872

Long term liabilities for licenses                                              5                    118,689               112,260
Long term debt..........................................................        6                          -               161,756
Long term installment obligations.......................................                               5,276                 5,141
                                                                                          --------------------   -------------------
TOTAL LIABILITIES                                                                                    519,451               673,029


Commitments and contingencies...........................................        12                         -                     -

Minority interest.......................................................                              17,578                17,499

SHAREHOLDERS' EQUITY                                                            7
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                             344,046               203,285
Share premium ..........................................................                           1,885,730             1,713,865
Treasury shares.........................................................                              (2,812)               (2,812)
Other reserves..........................................................                           3,507,086             3,819,712
Accumulated deficit.....................................................                          (3,012,017)           (2,931,759)
                                                                                          --------------------   -------------------
TOTAL SHAREHOLDERS' EQUITY .............................................                           2,722,033             2,802,291
                                                                                          --------------------   -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                           3,259,062             3,492,819
                                                                                          ====================   ===================



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                   CONVENIENCE TRANSLATION
                                                                                                        (UNAUDITED)
                                                                                          ------------------------------------------
                                                                                               MARCH 31,           DECEMBER 31,
                                                                               NOTE              2003                  2002
                                                                             ----------   --------------------   -------------------
                                                                                                 (USD)                 (USD)
LIABILITIES

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                     57,166                52,145
Accounts payable and accruals...........................................
   Trade................................................................                              13,737                22,182
   Accruals and other...................................................                              24,614                21,180
Deferred income.........................................................                               2,107                 1,717
                                                                                          --------------------   -------------------
TOTAL CURRENT LIABILITIES...............................................                              97,624                97,224

Long term liabilities for licenses                                              5                     29,296                27,710
Long term debt..........................................................        6                          -                39,929
Long term installment obligations.......................................                               1,302                 1,269
                                                                                          --------------------   -------------------
TOTAL LIABILITIES                                                                                    128,222               166,132


Commitments and contingencies...........................................        12                         -                     -

Minority interest.......................................................                               4,339                 4,319

SHAREHOLDERS' EQUITY                                                            7
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                              84,924                50,179
Share premium ..........................................................                             465,474               423,051
Treasury shares.........................................................                                (694)                 (694)
Other reserves..........................................................                             865,691               942,859
Accumulated deficit.....................................................                            (743,488)             (723,677)
                                                                                          --------------------   -------------------
TOTAL SHAREHOLDERS' EQUITY .............................................                             671,907               691,718
                                                                                          --------------------   -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                             804,468               862,169
                                                                                          ====================   ===================



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                           THREE-MONTH         THREE-MONTH          YEAR ENDED
                                                                          PERIOD ENDED         PERIOD ENDED
                                                                         MARCH 31, 2003       MARCH 31, 2002       DECEMBER 31,
                                                                           (UNAUDITED)         (UNAUDITED)             2002
                                                              NOTE                                                  (AUDITED)
                                                            ---------   ------------------  -------------------    -------------
                                                                             (PLN)                (PLN)                (PLN)

REVENUE
   Telecommunication services revenue
     Direct voice services..............................                         122,500              127,686            503,058
       Installation fees................................                             269                  352              1,162
       Monthly fees.....................................                          30,618               31,868            126,366
       Calling charges..................................                          91,613               95,466            375,530
           Local calls..................................                          31,308               33,743            126,276
           Domestic long distance calls.................                          18,563               17,817             72,447
           International long distance calls............                           7,106                8,473             33,747
           Fixed-to-mobile..............................                          28,532               28,921            118,388
           Other........................................                           6,104                6,512             24,672
     Indirect voice.....................................                          13,362                4,773             34,628
     Data...............................................                           7,490                4,125             20,468
     Interconnection revenue............................                           1,451                1,700              6,248
     Wholesale services.................................                          11,178                3,143             23,769
     Other telecommunication revenue....................                           2,801                1,030              8,557
                                                                        ------------------  -------------------  -----------------
                                                                                 158,782              142,457            596,728

   Other revenue:                                                                  2,522                5,803             16,264
                                                                        ------------------  -------------------  -----------------
  TOTAL REVENUE                                                                  161,304              148,260            612,992

COSTS
Interconnection charges.................................                         (31,021)             (31,082)          (126,088)
Salaries and benefits...................................                         (24,778)             (30,282)          (105,218)
Social security costs...................................                          (4,473)              (4,824)           (18,152)
Legal and financial services............................                         (19,062)             (18,123)           (72,255)
Sales and marketing expenses............................                          (7,833)              (2,981)           (20,816)
Cost of rented lines and network maintenance............                          (8,306)             (14,210)           (45,470)
Depreciation of fixed assets ...........................                         (48,899)             (48,774)          (194,634)
Amortization of other intangible assets.................                         (20,240)             (18,290)           (74,046)
Impairment provision for fixed assets...................                                -                    -          (149,353)
Other operating expenses................................                         (22,229)             (16,668)           (69,768)
                                                                        ------------------  -------------------  -----------------
LOSS FROM OPERATIONS....................................                         (25,537)             (36,974)          (262,808)

Financial expense, net..................................       8                 (54,493)            (207,677)          (417,570)
                                                                        ------------------  -------------------  -----------------
LOSS BEFORE INCOME TAX..................................                         (80,030)            (244,651)          (680,378)
Income tax charge.......................................                            (148)                (651)            (1,903)
                                                                        ------------------  -------------------  -----------------
LOSS BEFORE MINORITY INTEREST...........................                         (80,178)            (245,302)          (682,281)
Minority share in (profits) / losses of subsidiaries....                             (80)                (105)             7,309
                                                                        ------------------  -------------------  -----------------
NET LOSS................................................                         (80,258)            (245,407)          (674,972)
                                                                        ==================  ===================  =================

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands)....................       9                   (0.23)               (7.96)            (17.89)
                                                                        ==================  ===================  =================


The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                   CONVENIENCE TRANSLATION (UNAUDITED)
                                                                        -----------------------------------------------------------
                                                                           THREE-MONTH          THREE-MONTH          YEAR ENDED
                                                                          PERIOD ENDED         PERIOD ENDED
                                                                         MARCH 31, 2003       MARCH 31, 2002        DECEMBER 31,
                                                              NOTE                                                      2002
                                                            ---------   ------------------   ------------------   -----------------
                                                                              (USD)                (USD)                 (USD)

REVENUE
   Telecommunication services revenue
     Direct voice services..............................                          30,238               31,517            124,175
       Installation fees................................                              66                   87                287
       Monthly fees.....................................                           7,558                7,866             31,192
       Calling charges..................................                          22,614               23,564             92,696
           Local calls..................................                           7,728                8,329             31,170
           Domestic long distance calls.................                           4,582                4,398             17,883
           International long distance calls............                           1,754                2,091              8,330
           Fixed-to-mobile..............................                           7,043                7,139             29,223
           Other........................................                           1,507                1,607              6,090
     Indirect voice.....................................                           3,298                1,178              8,548
     Data...............................................                           1,849                1,018              5,052
     Interconnection revenue............................                             358                  420              1,542
     Wholesale services.................................                           2,759                  776              5,867
     Other telecommunication revenue....................                             691                  254              2,112
                                                                        ------------------  -------------------   ----------------
                                                                                  39,193               35,163            147,296

   Other revenue:                                                                    623                1,432              4,015
                                                                        ------------------  -------------------   ----------------
  TOTAL REVENUE                                                                   39,816               36,595            151,311

COSTS
Interconnection charges.................................                          (7,657)              (7,672)           (31,124)
Salaries and benefits...................................                          (6,116)              (7,475)           (25,972)
Social security costs...................................                          (1,104)              (1,191)            (4,481)
Legal and financial services............................                          (4,705)              (4,473)           (17,835)
Sales and marketing expenses............................                          (1,934)                (736)            (5,138)
Cost of rented lines and network maintenance............                          (2,050)              (3,508)           (11,224)
Depreciation of fixed assets ...........................                         (12,070)             (12,039)           (48,044)
Amortization of other intangible assets.................                          (4,996)              (4,515)           (18,278)
Impairment provision for long term assets...............                                -                    -           (36,866)
Other operating expenses................................                          (5,487)              (4,114)           (17,222)
                                                                        ------------------  -------------------   ----------------
LOSS FROM OPERATIONS ...................................                          (6,303)              (9,128)           (64,873)

Financial expense, net..................................       8                 (13,451)             (51,263)          (103,073)
                                                                        ------------------  -------------------   ----------------
LOSS BEFORE INCOME TAX..................................                         (19,754)             (60,391)          (167,946)
Income tax charge.......................................                             (37)                (161)              (470)
                                                                        ------------------  -------------------   ----------------
LOSS BEFORE MINORITY INTEREST...........................                         (19,791)             (60,552)          (168,416)
Minority share in (profits) / losses of subsidiaries....                             (20)                 (26)             1,804
                                                                        ------------------  -------------------   ----------------
NET LOSS................................................                         (19,811)             (60,578)          (166,612)
                                                                        ==================  ===================   ================

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands)....................       9                   (0.06)               (1.96)             (4.42)
                                                                        ==================  ===================   ================



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                  CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
                       IN SHAREHOLDERS' EQUITY /(DEFICIT)
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                                      TOTAL
                                                SHARE       SHARE          TREASURY     OTHER         ACCUMULATED   SHAREHOLDERS'
                                       NOTE     CAPITAL     PREMIUM        SHARES       RESERVES      DEFICIT         EQUITY
                                      -------  ------------ -------------- ------------ ------------- ------------- -------------
                                                 (PLN)         (PLN)         (PLN)         (PLN)        (PLN)          (PLN)

BALANCE AS AT DECEMBER 31, 2002 (AUDITED).       203,285      1,713,865       (2,812)    3,819,712      (2,931,759)      2,802,291

Registration of series H shares...........       312,626         25,831            -      (338,457)              -               -

Transfer of shares issuance costs
   up to the amount of share premium......              -       (25,831)           -        25,831               -               -

Decrease of nominal value of shares....... 6    (171,865)       171,865            -              -              -               -

Net loss..................................             -              -            -             -        (80,258)         (80,258)
                                              ------------ -------------- ------------ ------------- --------------- --------------
BALANCE AS AT MARCH 31, 2003 (UNAUDITED)..       344,046      1,885,730       (2,812)    3,507,086     (3,012,017)       2,722,033
                                              ============ ============== ============ ============= =============== ==============


                                                                                                                          TOTAL
                                                                                                                      SHAREHOLDERS'
                                                SHARE         SHARE          TREASURY    OTHER          ACCUMULATED      EQUITY /
                                                CAPITAL       PREMIUM        SHARES      RESERVES        DEFICIT        (DEFICIT)
                                               ------------ -------------  ------------ ------------ --------------- --------------
                                                  (PLN) (PLN) (PLN)
(PLN) (PLN) (PLN)

BALANCE AS AT JANUARY 1, 2002 (AUDITED) ......    203,285     1,713,865        (3,611)           -      (2,256,787)       (343,248)

Net loss......................................          -             -              -           -        (245,407)       (245,407)
                                               ------------ -------------  ------------ ------------ --------------- --------------
BALANCE AS AT MARCH 31, 2002 (UNAUDITED)......    203,285     1,713,865        (3,611)           -      (2,502,194)       (588,655)
                                               ============ =============  ============ ============ =============== ==============



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                            THREE-MONTH       THREE-MONTH           YEAR ENDED
                                                                            PERIOD ENDED       PERIOD ENDED          DECEMBER 31,
                                                                           MARCH 31, 2003      MARCH 31, 2002          2002
                                                             NOTE           (UNAUDITED)       (UNAUDITED)            (AUDITED)
                                                           ----------   ------------------  ------------------   ------------------
                                                                              (PLN)              (PLN)                  (PLN)

Cash flows from operating activities:
   NET LOSS                                                                      (80,258)           (245,407)            (674,972)
Adjustments to reconcile net loss to net cash provided
   by operating activities:
   Depreciation of fixed assets and amortization of
    goodwill, licenses and other intangible assets.......                         69,139              67,064              268,680
   Amortization of notes issuance
   costs..................                                                         1,265                   -                  127
   Amortization of discount on installment obligations...                            136                   -                    -
   Write-off of notes issuance costs.....................     6                   41,161                   -                    -
   Interest expense accrued on license liabilities.......                          2,125               4,969               22,595
   Interest expense accrued on long term debt............                          1,127             102,995              220,428
   Minority share in profits / (losses) of subsidiaries..                             80                 105               (7,309)
   Impairment provision for long term assets.............     4                        -                   -              149,353
   Increase in long term assets..........................                            (95)                  -                    -
   Other provisions......................................                            886                   -                    -
   Foreign exchange losses on translation of long term
     debt and restricted investments.....................                          9,055             103,788              195,914
   Changes in working capital............................                        (20,449)             (3,490)              23,660
                                                                        ------------------  ------------------   ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES................                         24,172              30,024              198,476
Cash flows provided by / (used in) investing activities:
   Purchase of fixed assets and computer software........                        (37,311)            (92,062)            (270,548)
   Decrease / (increase)  of restricted cash and cash
    equivalents..........................................     6                  199,293                   -             (197,744)
                                                                        ------------------  ------------------   ------------------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES....                        161,982             (92,062)            (468,292)
Net cash used in financing activities:
   Redemption of notes...................................                       (204,193)                  -                    -
   Payments related to restructuring.....................                         (4,475)            (20,487)             (80,394)
   Payments for cancellation of swap transactions........                               -            (29,279)             (29,279)
                                                                        ------------------  ------------------   ------------------
NET CASH USED IN FINANCING ACTIVITIES....................                       (208,668)            (49,766)            (109,673)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
     AND CASH EQUIVALENTS................................                             904              14,057              25,008

NET CHANGE IN CASH AND CASH EQUIVALENTS..................                        (21,610)            (97,747)            (354,481)

Cash and cash equivalents at beginning of period.........                        132,465             486,946              486,946
                                                                        ------------------  ------------------   ------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD...............                        110,855             389,199              132,465
                                                                        ==================  ==================   ==================



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)




SUPPLEMENTAL DISCLOSURES:

                                                                          THREE-MONTH          THREE-MONTH         YEAR ENDED
                                                                          PERIOD ENDED        PERIOD ENDED
                                                                                                                  DECEMBER 31,
                                                                         MARCH 31, 2003      MARCH 31, 2002           2002
                                                                          (UNAUDITED)          (UNAUDITED)          (AUDITED)
                                                                        -----------------   ------------------  ------------------
                                                                             (PLN)               (PLN)                (PLN)
Income taxes paid ...........................                                  -                    -                 1,273

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:
                                                                          THREE-MONTH         THREE-MONTH
                                                                         PERIOD ENDED        PERIOD ENDED         YEAR ENDED
                                                                                                                 DECEMBER 31,
                                                                        MARCH 31, 2003      MARCH 31, 2002           2002
                                                                          (UNAUDITED)         (UNAUDITED)          (AUDITED)
                                                                       ------------------  ------------------  ------------------
                                                                             (PLN)               (PLN)               (PLN)

                                                                              35,756             100,179             52,952



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                         CONVENIENCE TRANSLATION
                                                                                               (UNAUDITED)
                                                                        -----------------------------------------------------------
                                                                           THREE-MONTH         THREE-MONTH          YEAR ENDED
                                                                          PERIOD ENDED        PERIOD ENDED
                                                                         MARCH 31, 2003      MARCH 31, 2002        DECEMBER 31,
                                                             NOTE                                                      2002
                                                           ----------   ------------------  ------------------   ------------------
                                                                              (USD)              (USD)                 (USD)
Cash flows from operating activities:
   NET LOSS                                                                      (19,811)            (60,578)            (166,612)
Adjustments to reconcile net loss to net cash provided
   by operating activities:
   Depreciation of fixed assets and amortization of
    goodwill, licenses and other intangible assets.......                         17,066              16,554               66,321
   Amortization of notes issuance
   costs..................                                                           312                   -                   31
   Amortization of discount on installment obligations...                             34                   -                    -
   Write-off of notes issuance costs.....................     6                   10,160                   -                    -
   Interest expense accrued on license liabilities.......                            525               1,227                5,577
   Interest expense accrued on long term debt............                            278              25,423               54,412
   Minority share in profits / (losses) of subsidiaries..                             20                  26               (1,804)
   Impairment provision for long term assets.............     4                        -                   -               36,866
   Increase in long term assets..........................                            (23)                  -                    -
   Other provisions......................................                            219                   -                    -
   Foreign exchange losses on translation of long term
     debt and restricted investments.....................                          2,235              25,620               48,360
   Changes in working capital............................                         (5,049)               (861)               5,840
                                                                        ------------------  ------------------   ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES................                          5,966               7,411               48,991
Cash flows provided by / (used in) investing activities:
   Purchase of fixed assets and computer software........                         (9,210)            (22,725)             (66,782)
   Decrease / (increase) of restricted cash and cash
    equivalents..........................................     6                   49,194                   -              (48,811)
                                                                        ------------------  ------------------   ------------------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES....                         39,984             (22,725)            (115,593)
Net cash used in financing activities:
   Redemption of notes...................................                        (50,403)                  -                    -
   Payments related to restructuring.....................                         (1,105)             (5,057)             (19,844)
   Payments for cancellation of swap transactions........                              -              (7,227)              (7,227)
                                                                        ------------------  ------------------   ------------------
NET CASH USED IN FINANCING ACTIVITIES....................                        (51,508)            (12,284)             (27,071)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
     AND CASH EQUIVALENTS................................                            223               3,470                6,173

NET CHANGE IN CASH AND CASH EQUIVALENTS..................                         (5,335)            (24,128)             (87,500)

Cash and cash equivalents at beginning of period.........                         32,698             120,198              120,198
                                                                        ------------------  ------------------   ------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD...............                         27,363              96,070               32,698
                                                                        ==================  ==================   ==================



The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



SUPPLEMENTAL DISCLOSURES:

                                                                                         CONVENIENCE TRANSLATION
                                                                                               (UNAUDITED)
                                                                        ----------------------------------------------------------
                                                                          THREE-MONTH          THREE-MONTH         YEAR ENDED
                                                                          PERIOD ENDED        PERIOD ENDED
                                                                                                                  DECEMBER 31,
                                                                         MARCH 31, 2003      MARCH 31, 2002           2002
                                                                        -----------------   ------------------  ------------------
                                                                              (USD)              (USD)                 (USD)
Income taxes paid............................                                   -                    -                  314

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

                                                                                        CONVENIENCE TRANSLATION
                                                                                              (UNAUDITED)
                                                                       -----------------------------------------------------------
                                                                          THREE-MONTH          THREE-MONTH         YEAR ENDED
                                                                         PERIOD ENDED         PERIOD ENDED
                                                                                                                  DECEMBER 31,
                                                                        MARCH 31, 2003       MARCH 31, 2002           2002
                                                                       ------------------   ------------------  ------------------
                                                                            (USD)                (USD)                  (USD)

                                                                              8,826               24,728              13,071


The accompanying notes are an integral part of these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


1. THE COMPANY

     Netia Holdings S.A. (the "Company", "Netia" or "Netia Holdings") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

     The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the new Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. The Netia Group's backbone network that connects the largest Polish cities as well as its local access networks currently allows for provision of various voice telephone services. These services include switched, fixed-line voice telephone service (including domestic long distance, international long distance and fixed-to-mobile services), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. The Netia Group launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, services based upon an Intelligent
Network: Freephone ("0800") and Split Charge ("0801"). We offer data transmission services utilizing network operated by our wholly-owned subsidiary Netia Network S.A. ("Netia Network"). In the second half of 2002 the Netia Group started offering duct, dark fibber and capacity leasing and co-location services. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology, which were offered previously. The Netia Group commenced offering "0-708" premium rate services in April 2003. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

     The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since July 2000. Between August 1999 and October 2002 the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") delisted Netia's ADSs from NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all continued listing requirements. On January 21, 2003 the NASDAQ Listing and Hearing Review Council (the "Listing Council") after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring, reversed the Panel's decision and remanded the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to delist the Company's ADSs from the NASDAQ was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the NASDAQ SmallCap Market upon Panel's review of the Company's application. The Supervisory Board and Management Board of the Company have not yet formally resolved whether or not to file an application for re-listing the Company's ADSs on the NASDAQ SmallCap Market.. The Company has until June 6, 2003 to file such an application for re-listing.


     The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

     The Company's activities are not subject to any seasonal or cyclical trends of interim operations.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     FINANCIAL RESTRUCTURING


     BACKGROUND

     On December 15, 2001, the Company defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, the Company was in default on all six series of the issued notes that were then outstanding. The Company has also defaulted on swap payments under certain swap agreements. The Company also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been at deficit since December 31, 2001, the Company was required to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia, Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South") petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

     On March 5, 2002, the Company reached an agreement on the restructuring (the "Restructuring Agreement") of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB (publ.) (currently Telia Sonera AB (publ.)) ("Telia")) and certain companies controlled by Warburg, Pincus & Co., (collectively "Warburg") then owning together approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia. Subsequently the Restructuring Agreement was signed by majority of creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet.

     On June 14, 2002 an exchange agreement (the "Exchange Agreement") was entered into by the Company, certain of its subsidiaries and a substantial majority of the consenting creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of the financial restructuring outlined in the Restructuring Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement.

     The restructuring process encompassed legal proceedings in three jurisdictions and included: Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings in the United States of America. Pursuant to the Restructuring Agreement and the Exchange Agreement Netia Holdings B.V. ("NH BV"), the Company's wholly-owned Dutch subsidiary, issued EUR 49,869 10% Senior Secured Notes due 2008 (the "2002 Notes") to holders of the existing notes and JPMorgan Chase Bank ("JPMorgan") in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in form of installment obligations for series H shares issued by the Company. On December 23, 2002 312,626,040 (not in thousands) series H shares offered by the Company were subscribed by its creditors in exchange for such installment obligations.

     Under the Restructuring Agreement and the Exchange Agreement, the Company's shareholders as of December 22, 2002 will be issued warrants to acquire up to 64,848,652 (not in thousands) ordinary shares representing 15% of the Company's post-restructuring share capital as described in the Restructuring Agreement (after the issuance of 18,373,785 (not in thousands) ordinary shares representing up to 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price of the warrants of PLN 2.53 (not in thousands) approved by the Supervisory Board on April 12, 2003 corresponds to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the registration of series H shares. The Company also plans to issue up to 18,373,785 (not in thousands) ordinary shares under a key employee stock option plan. For further details see also Note 13.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     STATUS OF THE RESTRUCTURING

     As a result of the Dutch court decision of November 6, 2002, whereby the moratorium arrangements relating to the three special-purpose finance subsidiaries of the Company were confirmed, and that became final and unappealable on November 15, 2002, the existing liabilities of the Company's Dutch special-purpose finance subsidiaries under the notes and swap agreements have become unenforceable. The guarantees issued previously by Netia Holdings to noteholders and swap counterparties have been reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which would have to be repaid by the Company in installments between 2007 and 2012. The Polish court decision became final and unappeable on December 3, 2002. The Polish arrangement proceedings were also conducted separately for two subsidiaries of the Company:
Telekom and South in respect to intra-group debt and the other swap arrangements. The arrangement plans for Telekom and South have been approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in reduction of the liabilities of Telekom and South to 8.7% and 1% of their original values, respectively.

     On October 21, 2002 Netia, Telekom and South entered into an agreement (the "Agreement and Releases") with the minority group of the Company's claimholders (the "Dissenting Parties"), who previously objected to the restructuring. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the Dissenting Parties' objections to the United States 304 proceeding (including objection to turnover of the deposits to Netia) were withdrawn and their appeal was dismissed with prejudice. In an order dated March 7, 2003, the United States Bankruptcy Court for the Southern District of New York gave full force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans ratified earlier by Polish and Dutch courts, respectively. The court also ordered that the deposited amount of EUR 13,969 (PLN 61,534 at the exchange rate prevailing at March 31, 2003) be turned over to Netia immediately following the completion of the final step of Netia's restructuring, which requires the issuance of warrants to pre-restructuring shareholders of Netia.

     On November 29, 2002 the Polish Securities and Exchange Commission (the "Commission") decided to admit to public trading up to 317,682,740 (not in thousands) ordinary series H shares, 64,848,652 (not in thousands) ordinary series J shares and 18,373,785 (not in thousands) ordinary series K shares to be issued in connection with restructuring. Furthermore, the Commission gave its consent for the introduction to public trading of 31,419,172 (not in thousands) ordinary series I notes and 1,005,154 (not in thousands) ordinary series II notes, which authorize their holders to subscribe for the series J shares on a pre-emptive basis, with priority over the Company's shareholders (the "Subscription Warrants"), and 18,373,785 (not in thousands) ordinary series III notes, which authorize their holders under a key employee stock option plan to subscribe for the series K shares on a pre-emptive basis.

     On December 23, 2002 the subscription of series H shares and issuance of the 2002 Notes were completed. 312,626,040 (not in thousands) series H shares at PLN 1.0826241 (not in thousands) per share were allocated out of total of 317,682,740 (not in thousands) offered to the Company's creditors in accordance with the agreed terms of the restructuring. NH BV issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) in exchange for the existing notes of NH BV and Netia Holdings II B.V. ("NH II BV") and for claims under swap arrangement with JPMorgan by Netia Holdings III B.V. ("NH III BV") in accordance with the agreed terms of restructuring and the composition plans for each of the Company's Dutch subsidiaries.

     Registration of series H shares took place on January 30, 2003. On February 13, 2003 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The registration of series H shares provided, the Company's creditors with shares representing approximately 91% of the Company's share capital.

     As of January 2, 2003, all courts' decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under these plans.

     On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date, following Netia's Supervisory Board approval and recommendation by the Company's Management Board. The decision was driven by concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture") and (ii) the substantial restrictions imposed by the Indenture covenants on Netia's flexibility to run its daily business.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     On April 12, 2003 the Company's Supervisory Board approved the strike price for Subscription Warrants to be issued in connection with the Company's financial restructuring at PLN 2.53 (not in thousands). The strike price was determined in accordance with the provisions of the Restructuring Agreement, dated March 5, 2002. The Subscription Warrants will be issued pursuant to the prospectus, dated April 17, 2002, prepared under Polish law and made available in Poland on December 2, 2002. The Subscription Warrants will be issued to holders of record of the Company's shares as of December 22, 2002. Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the Subscription Warrant strike price is the issue price for series J shares.

     CURRENT FINANCIAL CONDITION

     The restructuring resulted in a surplus of PLN 3,553,712, calculated as the difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141, (ii) the value of the 2002 Notes of PLN 198,758, (iii) the issuance value of new ordinary series H shares issued of PLN 338,457, and was recorded in the other reserves of the shareholders' equity.

     The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, the only remaining insignificant obligation being the issuance of Subscription Warrants to our pre-restructuring shareholders, allowed the Company to regain solvency. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay the outstanding installment obligations at the nominal amount of PLN 11,872 (recorded at present value of future obligations of PLN 5,276 at March 31, 2003) between 2007 and 2012. This represents indebtedness that was not exchanged for the ordinary series H shares offered by the Company in December 2002. The Company has already redeemed the 2002 Notes.

     As a result of the restructuring, as at March 31, 2003 the shareholders' equity amounted to PLN 2,722,033 and the Company had a working capital deficit, including short term license fee obligations, of PLN 91,656.

     As the restructuring is virtually complete Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company's cash, such as substantial reductions in capital and operating expenditures in comparison with the Company's prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of the Company's remaining license fee obligations at March 31, 2003 of nominal value of PLN 420,190. Cash and cash equivalents held by the Netia Group as at March 31, 2003 amounted to PLN 110,855. The Company also held PLN 61,534 in an restricted deposit account, which is expected to be released for the use of the Company upon the Subscription Warrants becoming available for receipt by the Company's pre-restructuring shareholders.

     3. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These condensed consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by International Accounting Standards Board ("IASB").

     These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2002 consolidated financial statements and the related notes.

     Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     The U.S. Dollar amounts shown in the accompanying condensed consolidated financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 4.0512 = USD 1.00, the average rate announced by the National Bank of Poland at March 31, 2003. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

     Certain prior periods' amounts have been reclassified to conform to the presentation for the three month period ended March 31, 2003. The major reclassifications relate to presentation of interconnection revenues and part of wholesale revenue, which have been previously presented net of appropriate costs. Furthermore, items relating mainly to costs of rented lines and network maintenance, office and car maintenance and information technology services have been reclassified to conform to the current period presentation.

     4. FIXED ASSETS AND NETWORK UNDER CONSTRUCTION


                                        DECEMBER 31,                                                                   MARCH 31,
                                           2002               ADDITIONS          TRANSFERS         DISPOSALS            2003
     ASSETS AT ADJUSTED COST             (AUDITED)           (UNAUDITED)        (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
                                     ------------------   ------------------  ----------------   ---------------   ----------------
                                           (PLN)                (PLN)              (PLN)             (PLN)              (PLN)

     Buildings.......................          85,426                    -                 -                 -             85,426
     Land............................          17,058                    -                 -                 -             17,058
     Long term ground lease..........           5,406                    -                 -                 -              5,406
     Transmission network ...........       1,482,820                    -            22,008                 -          1,504,828
     Switching system................         980,488                    -            99,603                 -          1,081,091
     Base stations...................          13,898                    -                 -                 -             13,898
     Machinery and equipment.........         187,789                  663          (85,787)             (151)            102,514
     Office furniture and equipment..         108,210                  580                 -             (449)            108,341
     Vehicles........................          15,339                  359                 -             (175)             15,523
                                     ------------------   ------------------  ----------------   ---------------   ----------------
                                            2,896,434                1,602            36,824             (775)          2,934,085
     Network under construction......         199,679               19,641           (36,824)         (10,350)            172,146
                                     ------------------   ------------------  ----------------   ---------------   ----------------
                                            3,096,113               21,243                 -          (11,125)          3,106,231
                                     ==================   ==================  ================   ===============   ================

     ACCUMULATED DEPRECIATION           DECEMBER 31,                           DEPRECIATION                            MARCH 31,
                                           2002               TRANSFERS        EXPENSE            DISPOSALS             2003
                                        (AUDITED)            (UNAUDITED)      (UNAUDITED)         (UNAUDITED)        (UNAUDITED)
                                     ------------------    ------------------ -----------------  ----------------  ----------------
                                          (PLN)                (PLN)             (PLN)               (PLN)              (PLN)

     Buildings.......................          10,299                     -               719                 -            11,018
     Long term ground lease..........             361                     -                27                 -               388
     Transmission network............         267,709               (2,164)            30,554                 -           296,099
     Switching system................         201,458               13,134              8,917                 -           223,509
     Base stations...................          13,356                     -               326                 -            13,682
     Machinery and equipment.........          42,795              (10,970)             2,527             (144)            34,208
     Office furniture and equipment..          66,118                     -             5,156              (57)            71,217
     Vehicles........................          12,308                     -               673              (94)            12,887
                                     ------------------   ------------------  -----------------  ----------------  ----------------
                                              614,404                    -             48,899             (295)           663,008
                                     ==================   ==================  =================  ================  ================


The transfers recorded in the first quarter of 2003 between machinery and equipment and switching system and transmission network relate to the reclassifications of the radio access equipment items.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     IMPAIRMENT CHARGE                                            DECEMBER 31,        DISPOSALS       MARCH 31, 2003
                                                                      2002
                                                                  (AUDITED)                            (UNAUDITED)
                                                              -------------------   ---------------   ---------------
                                                                     (PLN)              (PLN)             (PLN)
     Transmission network.............................                  186,618                 -           186,618
     Switching system ................................                   16,668                 -            16,668
     Office furniture and equipment...................                    8,116                 -             8,116
     Network under construction.......................                   24,390           (10,350)           14,040
                                                              -------------------   ---------------   ---------------
                                                                        235,792           (10,350)          225,442
                                                              ===================   ===============   ===============


     NET BOOK VALUE                                            MARCH 31, 2003      DECEMBER 31,
                                                                                       2002
                                                                (UNAUDITED)          (AUDITED)
                                                              -----------------  ------------------
                                                                   (PLN)               (PLN)
     Buildings .......................................                  74,408             75,127
     Land.............................................                  17,058             17,058
     Long term ground lease...........................                   5,018              5,045
     Transmission network............................                1,022,111          1,028,493
     Switching system................................                  840,914            762,362
     Base stations...................................                      216                542
     Machinery and equipment.........................                   68,306            144,994
     Office furniture and equipment..................                   29,008             33,976
     Vehicles........................................                    2,636              3,031
                                                              -----------------  ------------------
                                                                     2,059,675          2,070,628
     Network under construction.......................                 158,106            175,289
                                                              -----------------  ------------------
                                                                     2,217,781          2,245,917
                                                              =====================================

5. LICENSES

     Telecommunication permits

     Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the NTA becoming effective. In addition, all operating subsidiaries of the Company that render basic telephone services applied to ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Telekom applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Telekom obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services through its network.

     The domestic and international long distance traffic is carried through the network of Netia 1 Sp z o.o. ("Netia 1") in areas where Netia 1 has its own network. The terms of interconnection in each area of our presence were negotiated separately, subject to guidelines established by the Minister of Communications ("MOC") prior to 2001 and by the telecommunications market regulator in Poland - the President of ORTP. Based on the NTA since January 1, 2003, the Netia Group carries the international traffic through its network and through interconnection with the international networks of Telekomunikacja Polska S.A. ("TPSA") or other telecommunication operators.

     When the licenses obtained, among other companies of Netia Group, by Netia Telekom Silesia S.A. ("Silesia"), Netia Telekom Telmedia S.A. ("Telmedia"), Netia Telekom Mazowsze S.A. ("Mazowsze") and Netia 1 were issued, the MOC's policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with TPSA. in such zone. An exception to this duopoly model was made in the city of Warsaw, where licenses were issued to two operators - among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TPSA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. License fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licenses were issued, under the same assumption.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     The license fees obligations of PLN 350,275 (present value of future obligations), remained unpaid as at March 31, 2003. In connection with the conversion of licenses into permits as of January 1, 2001 and the freedom of entry into the Polish telecommunications market for new operators, the Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002 it has postponed the license payments of EUR 32,943 (PLN 134,879 at the December 31, 2002 exchange rate) due on June 30, 2002 until December 31, 2002.

     In December 2002, a law entered into force in Poland regarding the conversion of the outstanding license fee obligations of local operators. This law provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the conversion of license fee obligations in exchange for the shares or debt of companies, which have outstanding license fees in connection with licenses authorizing provisioning of local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding license fee obligations based on capital expenditures it has already incurred (the "Applications"). The Applications are to be reviewed by the Polish Government and can only be rejected if the Ministry responsible for the matter does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion. In March the Company received notification letters from the Polish Government dated March 21, 2003, indicating that the Applications will be considered by June 30, 2003. The Company is awaiting ultimate and formal resolution of the Applications by the Polish Government before determining the appropriate accounting for the license fee obligations. As a result of submitting the Applications the Company has not made the license fee payments of PLN 195,384 due on December 31, 2002. Furthermore, the Company has not made a payment of EUR 1,000 (PLN 4,094 at the exchange rate in effect on December 31, 2002) for its long distance license fee obligation due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry's decision, in order to obtain a further deferral of both installments until June 30, 2003. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure's rejecting its request. Please also see Note 13 for further details on this matter.

     In December 2002, the Company's Supervisory Board approved a plan to consolidate its operating subsidiaries. The Netia Group currently has a complex legal structure with over twenty-five subsidiaries. This structure has primarily resulted from the need to establish a separate entity for each telecommunication license held. The consolidation was approved in an effort to reduce management costs, tax risks and operational problems as well as to simplify the Company's intra-group financing and legal arrangements. The plan to consolidate the Company's subsidiaries is expected to result in most operating companies held by the Company being merged into it. The operating subsidiaries' telecommunication licenses (converted to permits) are not transferable. As a result, the Company believes that the existing telecommunication permits, except for the permit issued to Telekom in 2002, will expire when the operating subsidiaries are merged into the parent company. The expiry of these permits will not give the Company the right to claim the return of the license fees that were previously paid. It is not certain whether the expiry of the permits would result in any exemption from additional payments related to the Company's outstanding obligations. After the merger, the parent company will continue to provide telecommunication services under a single new permit that it intends to obtain for the nominal fee of EUR 2.5 in 2003. Netia plans to write-off its telecommunication licenses when the Company has started to implement its plan to consolidate its operating subsidiaries. This is expected to occur during the year ending December 31, 2003.

     To facilitate the process of the Netia Group internal restructuring the Company has subsequently filed to the ORTP to release the Company's subsidiaries from obligations to obtain the ORTP's consents for changes in their shareholdings.

     LICENSE REQUIREMENTS

     The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At March 31, 2003 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the Office for the Regulations of Telecommunications and Post (the "ORTP"). The Company's subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company's subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President of the ORTP's position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. Management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements other than financial obligations. Given the historical experience, Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.

6. LONG TERM DEBT


                                                                            MARCH 31, 2003       DECEMBER 31,
                                                                                                     2002
                                                                              (UNAUDITED)          (AUDITED)
                                                                            ----------------   ------------------
                                                                                 (PLN)               (PLN)

 10% Senior Notes due 2008 ("2002 Notes") .................                              -              161,756
                                                                            ----------------   ------------------
                                                                                         -              161,756
                                                                            ================   ==================

     On December 23, 2002, NH BV issued EUR 49.9 million (PLN 198.8 million at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes were fully and unconditionally guaranteed by the Company. The 2002 Notes were originally to mature on December 23, 2008. On March 24, 2003 the Company redeemed the 2002 Notes at par value plus accrued and unpaid interest from the date of issuance paying EUR 51,096 (PLN 221,482 at March 24, 2003 exchange rate). Interest expense during the three month period ended March 31, 2003 was EUR 1,145 (PLN 4,820 at the exchange rate in effect on that date). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and was to be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the three month period ended March 31, 2003 amounted to PLN 1,265 and the one-off write off of the unamortized part of the issuance cost pursuant to the 2002 Notes redemption amounted to PLN 41,161. The early redemption of 2002 Notes was financed mostly from cash deposited on restricted accounts of PLN 199,293 and remaining part from cash held on bank account of PLN 4,900.

7. SHAREHOLDERS' EQUITY

     SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

     At December 31, 2002, the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders' meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

     On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to the terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares (PLN 25,831) and the remaining amount was deducted from other reserves.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     On January 30, 2003 the Polish Regional Court in Warsaw registered (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) the decrease of par value of existing shares from PLN 6.00 to PLN 1.00 per share. Upon this registration the share capital of the Company amounted to PLN 344,045,212 (not in thousands) and consisted of 344,044,212 ordinary shares and 1,000 series A1 preferred shares. As of the registration of series H shares the noteholders and certain financial creditors held shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the Subscription Warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan.

     In accordance with received notices by the Company, as of February 10, 2003, each of the following entities owned significant stakes in the Company's share capital:

     (1) affiliates of Montpelier Asset Management Ltd together acquired 33,932,573 (not in thousands) series H shares representing 9.86% of the Company's share capital and 9.86% of the total voting power at Netia's general meeting of shareholders. In addition, they owned 40,000 (not in thousands) series A shares and Nicholas Cournoyer, Managing Director of Montpelier Asset Management Ltd owned 3,000 (not in thousands) series A shares of the Company;

     (2) affiliates of SISU Capital Limited together acquired 23,743,225 (not in thousands) series H shares representing 6.9% of Netia's share capital and 6.9% of the total voting power at Netia's general meeting of shareholders;

     (3) affiliates of Griffin Capital Management Ltd together acquired 20,464,626 (not in thousands) series H shares representing 5.95% of the share capital of Netia Holdings S.A. and 5.95% of the total voting power at Netia's general meeting of shareholders.

         As of March 31, 2003 the Company has not received any further notices.

     STOCK OPTIONS(NUMBER OF SHARES AND PRICE PER SHARE NOT IN THOUSANDS)

     During the three-month period ended March 31, 2003, the Company granted 93,334 options to purchase ordinary shares of the Company under the Netia Performance Stock Option Plan (the "Old Plan"). No options were exercised, nor did any expire during the three-month period ended March 31, 2003. The total number of outstanding granted options as at March 31, 2003 was 1,094,846. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Old Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of March 31, 2003 the total number of vested options was 1,001,512.

8. FINANCIAL EXPENSE, NET


                                                                         THREE-MONTH          THREE-MONTH
                                                                         PERIOD ENDED        PERIOD ENDED           YEAR ENDED
                                                                          MARCH 31,            MARCH 31,            DECEMBER 31,
                                                                             2003                2002                 2002
                                                                         (UNAUDITED)          (UNAUDITED)          (AUDITED)
                                                                       ------------------   -----------------   ------------------
                                                                            (PLN)               (PLN)                 (PLN)

     Interest income...................................................           3,999               4,089               14,804
     Foreign exchange gains............................................           7,134              15,158               30,892
     Interest expense..................................................          (5,880)           (108,437)            (244,505)
     Foreign exchange losses...........................................         (17,184)           (118,487)            (218,634)
     Amortization of notes issuance costs .............................          (1,265)                   -                (127)
     Write-off of notes issuance costs due to early redemption
       of notes (See Note 6)...........................................         (41,161)                   -                    -
     Amortization of discount on installment obligations...............            (136)                   -                    -
                                                                       ------------------   -----------------   ------------------
                                                                                (54,493)           (207,677)            (417,570)
                                                                       ==================   =================   ==================


                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


9. LOSS PER SHARE


     BASIC:

         Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the period.


                                                                           THREE-MONTH          THREE-MONTH
                                                                           PERIOD ENDED        PERIOD ENDED          YEAR ENDED
                                                                             MARCH 31,           MARCH 31,           DECEMBER 31,
                                                                               2003                 2002                2002
                                                                            (UNAUDITED)         (UNAUDITED)           (AUDITED)
                                                                         ------------------   -----------------   ------------------
                                                                                (PLN)               (PLN)                  (PLN)
     Net loss..........................................................           (80,258)           (245,407)            (674,972)
     Weighted average number of shares in issue (not in thousands) ....       343,576,564          30,817,291           37,730,692
     Basic loss per share (not in thousands)...........................             (0.23)              (7.96)              (17.89)

         Weighted average number of shares in issue for the periods ended March
     31, 2003 and December 31, 2002 includes 312,626,040 (not in thousands) series H shares issued on December 23, 2002.

         Weighted average number of shares in issue (not in thousands) excludes
     601,881, 468,648 and 468,648 treasury shares as at March 31, 2002, December
     31, 2002 and March 31, 2003, respectively.

         No diluted loss per share was computed in the period ended March 31, 2003, the year ended December 31, 2002 and the period ended March 31, 2002 as the effect of the Plan was anti-dilutive during those periods, if applicable.

10. SEGMENTAL REPORTING


         The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                                        THREE-MONTH          THREE-MONTH
                                                                        PERIOD ENDED        PERIOD ENDED          YEAR ENDED
                                                                          MARCH 31,           MARCH 31,           DECEMBER 31,
                                                                            2003                 2002                2002
                                                                         (UNAUDITED)         (UNAUDITED)           (AUDITED)
                                                                      ------------------   -----------------   ------------------
                                                                            (PLN)               (PLN)                 (PLN)
     Revenue
         Telecommunications..................................                  158,782             140,757              588,120
         Other businesses....................................                    2,522               5,803               16,264
                                                                      ------------------   -----------------   ------------------
                                                                               161,304             146,560              604,384

     (Loss) / income from operations
         Telecommunications..................................                  (25,843)            (37,255)            (263,295)
         Other businesses....................................                      306                 281                  487
                                                                      ------------------   -----------------   ------------------
                                                                               (25,537)            (36,974)            (262,808)


         All operations and revenues are derived and conducted within Poland.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


11. RELATED PARTY TRANSACTIONS

     CHANGES IN MANAGEMENT BOARD

          Effective February 7, 2003 Mr. Dariusz Wojcieszek resigned from his position in the Management Board.

          Effective February 28, 2003 Mr. Mariusz Chmielewski resigned from his position in the Management Board

          Effective March 6, 2003 Mrs. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions in the Management Board.

          Effective March 6, 2003, Mr. Zbigniew Lapinski was appointed a member of the Management Board.

          For further changes in Management Board see also Note 13.

     OPTIONS GRANTED TO MEMBERS OF THE MANAGEMENT BOARD (NOT IN THOUSANDS)

     As at March 31, 2003 the total number of options granted to Members of the Management Board of the Company under the Old Plan was 36,000. 9,000 new options were granted in the three-month period ended March 31, 2003. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.26 USD per share. In connection with the resignation of Members of the Management Board in February and March 2003, 198,000 options held by them are no longer considered to be options held by Members of the Management Board.

     MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

     Compensation and other costs (including consulting agreements) associated with members of the Company's various management boards during the three-month periods ended March 31, 2003 and March 31, 2002 amounted to PLN 7,647 and PLN 2,647, respectively. The compensation expense for the three-month period ended March 31, 2003 includes termination benefits paid to Members of the Management Board pursuant to their resignation.

12. COMMITMENTS AND CONTINGENCIES

     Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to PLN 21,942 as at December 31, 2002 and PLN 79,526 (USD 19,630 at the March 31, 2003
exchange rate) as at March 31, 2003.

     MILLENNIUM (NOT IN THOUSANDS)

     In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8.5 million and Euro 2.9 million (PLN 12.8 million at the March 31, 2003 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, which were amended in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

     On October 15, 2002, the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's request for a declaration that share subscription agreement was void and ineffective and their claims for payment of PLN 11.5 million by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also the Company's claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of loan of Euro 2.9 million (PLN 12.8 million at the March 31, 2003 exchange rate), is still pending. On February 11, 2003, the court ruled in our favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. Management believes that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

     Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on our financial condition.

     MINORITY SHAREHOLDERS

     On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the pending financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

     The Company received copy of a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002. The claim is substantively based on the same grounds as the previous minority shareholder's claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

     The Company also received a decision from the District Court of July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, the Company expects that it will file for this claim's dismissal as well.

     CONSULTING SERVICES CLAIMS

     The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

     The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

     TELECOMMUNICATIONS PERMITS

     For commitments and contingencies relating to telecommunications permits held by the Company see Note 5.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


13. POST BALANCE SHEET EVENTS

     Purchase of TDC Internet Polska S.A.

     On April 1, 2003 Netia Swiat S.A. ("Netia Swiat"), one of the Company's subsidiaries, agreed to acquire from TDC Internet A/S ("TDC Internet") 100% of the share capital of TDC Internet Polska S.A. ("TDC IP"), a Polish Internet service provider for EUR 1,000 (not in thousands). TDC IP controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska On-Line Holding S.A. and Polska On-Line Sp. z o.o. Pursuant to the agreement, Netia aewiat acquired on April 8, 2003 17,424,332 (not in thousands) shares of TDC IP from TDC Internet A/S.

     On April 8, 2003, at the general shareholders meeting of TDC IP, the shareholders increased the share capital of TDC IP by PLN 2,680 (not in thousands) through issuance of 268 not in thousand registered shares of the nominal value of PLN 10 (not in thousands) each in exchange for the cash contribution of PLN 26,800. Within 3 business days following the registration in the National Court Register of the share capital increase as described above, Netia aewiat must notify TDC Internet thereof. Following delivery of such notification, but not later than within 3 business days thereafter, TDC Internet will sell and transfer to Netia aewiat these new shares pursuant to the acquisition agreement.

     Management believes that the above transaction does not have material impact of the Company's financial statements.

     Decision of Ministry of Infrastructure regarding Netia 1

     On April 2, 2003 the Ministry of Infrastructure issued a decision refusing a deferral of the domestic long distance license fee obligation due January 1, 2003 amounting to EUR 1,000 (PLN 4,405 at the exchange rate in effect on March 31, 2003). The Company previously applied for the deferral until June 30, 2003 on December 2, 2002.

     On April 9, 2003 the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002 regarding the license fee obligation of EUR 1,000 (PLN 4,405 at the exchange rate in effect on March 31, 2003) due on January 1, 2002. Pursuant to the initial decision the installment had been split into two payments of EUR 500 (PLN 2,203 at the exchange rate in effect on March 31, 2003) each payable on December 20, 2002 and December 30, 2002, respectively.

     On April 18, 2003 the Company paid the two outstanding license fee obligation installments amounting to EUR 2,000 (PLN 8,526 at the exchange rate prevailing at that day) and the applicable prolongation fees of PLN 320 and penalty interest amounting to PLN 314.

     Approval of Strike Price for Subscription Warrants

     On April 12, 2003 the Company's Supervisory Board approved the strike price for Subscription Warrants to be issued in connection with the Company's financial restructuring at PLN 2.53 (not in thousands). The strike price was determined in accordance with the provisions of the Restructuring Agreement. The Subscription Warrants will be issued pursuant to the prospectus, dated April 17, 2002, prepared under Polish law and made available in Poland on December 2, 2002. The Subscription Warrants will be issued to holders of record of the Company's shares as of December 22, 2002. Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the warrant strike price is the issue price for series J shares.

     Changes in Management Board

     Effective April 10, 2003 the Company's Supervisory Board appointed Mrs. Elizabeth McElroy as member of the Management Board. At the same meeting, Netia's Supervisory Board accepted the resignation of Mr. Stefan Albertsson from his position as member of the Management Board.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     Approval of Stock Option Plan

     In addition, the Company's Supervisory Board adopted detailed conditions in order to implement the Stock Option Plan adopted by the Supervisory Board on June 28, 2002 (the "Stock Option Plan"). The aim of the Stock Option Plan is to create the incentives that will encourage and motivate highly qualified persons holding senior management positions, employees, co-operators, consultants and members of the management board of Netia Group by granting them options to acquire series K shares. The Company's Supervisory Board was authorized to implement the Stock Option Plan and determine the list of its participants. The options will not be exercisable prior to the issuance of the Subscription Warrants to be issued pursuant to the Restructuring Agreement. Upon exercise of the options, the Company will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not be required to pay the exercise price. The Company's Supervisory Board granted options to three members of the Management Board and to other four key employees. The options granted to Management Board represent 2.05% of the Company's share capital on a fully diluted basis. These options will expire on December 20, 2007.

     On April 14, 2003 the Company announced that its Supervisory Board determined the exercise price for options granted on April 10, 2003 under the Stock Option Plan to be PLN 2.53. The total number of series K shares that may be issued under the Stock Option Plan will not exceed 5% of the Company's post-restructuring share capital.

     Reimbursement of Value Added Tax by the Tax Office

     On April 17, 2003 the Tax Office in Warsaw issued a decision to one of the subsidiaries of the Company pursuant to which it has repaid the VAT including the interest previously paid by the Company amounting to PLN 4,478.

     Amendments to the Polish Prospectus

     On April 22, 2003 the Polish Stock and Exchanges Commission granted its consent to introduce the amendments concerning issuance of Subscription Warrants to the Company's Polish Prospectus, dated April 17, 2002, prepared under Polish law in connection with the issuance of warrants and series J shares and series K shares and made available in Poland on December 2, 2002.

     Purchase of shares in Telko (not in thousands)

     On April 24, 2003, in connection with the contemplated internal consolidation of the Netia group companies and pursuant to the option agreement dated December 17, 1996, Netia bought from Mr. Andrzej Radziminski, member of its Supervisory Board, 21 shares, PLN 50 par value per share of Telko Sp. z o.o. ("Telko") with its seat in Warsaw, constituting 26.25% of Telko's share capital and representing 13.29% of the voting power at Telko's general meeting of shareholders. Total consideration paid was PLN 1,050. Netia financed the transaction from its own financial resources. Following consummation of this acquisition, Netia will own 60 shares of Telko constituting 75% of Telko's share capital representing 87.34% of Telko's voting power. Telko does not conduct any telecommunications services.

     Subscription and allocation of series I, II and III notes.

     On April 29, 2003, the subscription and allocation for series I, II and III bearer notes (50,798,111 notes in total) were completed, with a price of PLN
0.01 (not in thousands). The notes entitle their holders to subscribe for series J shares in the case of 31,419,172 (not in thousands) series I and 1,005,154 (not in thousands) series II notes, and series K shares in the case of series 18,373,785 (not in thousands) III notes. The only entity entitled to subscribe for series I and II notes was Netia Holdings Incentive Share Company Limited, with its seat in St. Helier Jersey. The only entity entitled to subscribe for series III notes was CDM Pekao S.A. with its seat in Warsaw, acting as the full commitment underwriter under the agreement dated April 28, 2003. The purpose of the issue of series I and II notes is to facilitate the delivery of the Subscription Warrants, entitling their holders to subscribe for series J shares by April 30, 2005, or April 30, 2006, as the case may be. The issue of series III shares is aimed at facilitating the implementation of the Stock Option Plan.

     Setting the deadline to submit orders for the Subscription Warrants and the commencement of the distribution process for the Subscription Warrants.

     On April 25, 2003, the Company's Management and Supervisory Boards adopted resolutions under which the period for filing applications for the Subscription Warrants separated from series II notes should begin at 8:00am on May 5, 2003, and end at 6:00pm on May 13, 2003. Those entitled shareholders who for any reason do not agree to the crediting of the Subscription Warrants attached to the series I notes to their securities accounts or, in their name, in the issue sponsor's register, may place an irrevocable objection thereto between April 30, 2003, and May 13, 2003. As a result of lodging such objection, the objecting entitled shareholder shall not receive any of the Subscription Warrants allotted to such shareholder.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto included elsewhere in this Report.

OVERVIEW

     This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the development of the Polish telecommunications market; the growth in demand for business Internet services; our plans for the development of our business, our financing plans and our need for substantial capital resources to fund our operating losses; trends affecting our financial condition or results of operations; the impact of competition on our business; changes in the regulatory environment affecting our business; and the build-out of our telecommunications network;.

     Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section titled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "2001 Annual Report") for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.

     Netia Holdings S.A. ("Netia", the "Company", collectively with its subsidiaries: the "Netia Group", or "we"), is the largest alternative fixed-line telecommunications provider in Poland (in terms of value of generated revenues). We own and operate a backbone network and we own, operate and are continuing to build local access networks. At March 31, 2003, our access network had 345,447 active subscriber lines, including 108,603 business lines, and our backbone network stretched for 3,840 kilometers. Our telecommunications services include switched, fixed-line voice telephone service (including domestic long distance. international long distance and fixed-to-mobile services), ISDN, voice mail, dial-up and fixed-access Internet, leased lines, VoIP and co-location services. We launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, we began offering frame relay services. We are one of the two operators in Poland offering, since February 2002, services based upon an Intelligent Network: Freephone ("0800") and Split Charge ("0801"). We offer data transmission services utilizing network operated by our wholly-owned subsidiary Netia Network S.A. ("Netia Network"). In the second half of 2002 we started offering duct, dark fibber and capacity leasing and co-location services. In accordance with provisions of the new Telecommunications Act liberalizing the market for international long-distance calls, as of January 1, 2003, we started to offer international long distance services in selected zones, based on standard lines, in addition to the alternative service based on VoIP technology. We commenced offering "0-708" premium rate services early in April 2003. We are also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through our 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net"). We have focused on servicing Poland's growing business market. Business customers accounted for 31.4%, 31.0%, 28.5% and 25.3% of our total active subscriber lines at March 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

     In August 2001, following our execution of an interconnection agreement with Telekomunikacja Polska S.A. ("TPSA"), Poland's incumbent telecommunications provider, we began providing domestic long-distance service. We also offer international long distance services (using both VoIP technology as well as standard lines) and fixed-to-mobile (two-stage) access. Customers, including those of TPSA, can access our domestic long-distance service by dialing a "1055" prefix after they have entered into a subscription agreement with us. We are currently providing these services using our backbone network and leased lines in areas not yet reached by our backbone.

     We continue to offer selected wholesale services to other telecommunications carriers operating in Poland. We believe providing these services will give us a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through the greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell capacity and dark fiber, domestically and internationally.

     Our nationwide backbone network connecting Poland's largest urban areas now stretches to 3,840 kilometers. The construction of the duct system of our nationwide backbone network is completed. In the future this infrastructure can be extended by additional fiber optic cables and transmission equipment, in accordance with the growth of the customer base. We are also constructing broadband radio access networks in several large cities, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe these radio access networks will allow us to rapidly connect business customers while our intra-city networks are under construction and will continue to complement our fiber-optic access networks when they are completed.

     We continually review our plans to take into account business developments and opportunities and changes in the competitive and regulatory environment in which we operate. Our plans are also affected by macro-economic factors, such as the general slowdown of the Polish economy. Consistent with our continuing review, we are currently in the process of making adjustments to the organizational structure of our sales, marketing and product development departments.

     As discussed below under "-- Liquidity and Capital Resources," we continue to take steps aimed at preserving our cash, such as substantial reductions in capital and operating expenditures in comparison with our prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of our remaining license fee obligations.

     All of the above factors may influence our results for 2003 and beyond.


RESTRUCTURING

     On December 15, 2001, we defaulted on several interest payments on two series of our notes. Those defaults triggered cross-default provisions under the terms of the indentures governing four other series of our notes and, as a result, we were in default on all six series of the issued notes that were then outstanding. We also defaulted on swap payments under certain swap agreements that we had entered with JPMorgan. We also failed to make all subsequent payments of interest in connection with the outstanding notes due after December 15, 2001. As a result of these defaults and our level of shareholders' equity, which, as calculated according to Polish Accounting Standards, was in deficit starting as of December 31, 2001, we were required to file for bankruptcy under Polish law unless we petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia and our two principal Polish subsidiaries, Netia Telekom S.A. ("Telekom"), and Netia South Sp. z o.o. ("South"), petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

     On March 5, 2002, we reached an agreement on the restructuring (the "Restructuring Agreement"), of our debt with an ad hoc committee of our noteholders, certain financial creditors, Telia, Warburg. Telia and Warburg then owned together approximately 57.4% of our share capital and they acted separately during our restructuring process as our two largest shareholders. Subsequently the majority of our creditors agreed to and signed the Restructuring Agreement. Under our Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet.

     On June 14, 2002, the Exchange Agreement was entered into by us, certain of our subsidiaries and a substantial majority of our creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of our financial restructuring outlined in the Restructuring Agreement and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement.

     The restructuring process encompassed legal proceedings in three jurisdictions consisting of Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings under the United States Bankruptcy Code in the United States of America.

     Pursuant to the Restructuring Agreement, the Polish arrangement proceedings and the Dutch moratorium plans, one of our finance subsidiaries issued EUR 49.9 million 10% Senior Secured Notes due 2008 ("2002 Notes"), to holders of the existing notes and JPMorgan in exchange for relinquishing their claims in respect of the existing notes and obligations under the JPMorgan swap agreements. We have since redeemed these notes.

     On December 23, 2002, our creditors subscribed for 312,626,040 of our series H shares thus relinquishing their reduced claims against us, which had been reduced under the Polish arrangement plan. Our series H shares were registered with the Polish court on January 30, 2003 and at that point our former creditors became holders of approximately 91% of our share capital.

     Under the Restructuring Agreement, our shareholders as of December 22, 2002 will be issued warrants to acquire up to 64,848,652 ordinary shares representing 15% of our post-restructuring share capital as described in the Restructuring Agreement (after the issuance of 18,373,785 ordinary shares representing up to 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price of the warrants of PLN 2.53 (not in thousands) approved by our Supervisory Board on April 12, 2003 corresponds to the volume-weighted average price of the ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of registration of series H shares. We also plan to issue up to 18,373,785 (not in thousands) ordinary shares under a key employee stock option plan. For further details see also Note 13 to the condensed consolidated financial statements.

RECENT EVENTS -REDEMPTION OF NOTES

     On February 13, 2003, our supervisory board authorized the redemption of our 2002 Notes. On March 24, 2003, we redeemed the 2002 Notes paying an aggregate EUR 51,096 thousand of the principal and accrued interest. Due to the redemption of the 2002 Notes, Netia no longer has any substantial long-term liabilities under any notes.

SERVICES

     We provide our customers with a broad range of voice, data transmission, Internet and wholesale services under the "Netia" (or "Internetia," in the case of dial-up Internet access) brand name. We also provide mobile radio trunking services through our majority-owned subsidiary, Uni-Net. We provide our services to the customers connected to our own network ("direct customers") and to customers of other operators, mainly TPSA ("indirect customers").

     The services we presently offer to our direct customers include the following:

     o Switched telephone services. We provide basic voice telephone services, which include local, domestic and international long-distance calling to our basic telephony subscribers. We also provide enhanced voice services, such as voice-mail, call waiting, call forwarding, wake-up calls, personalized ("easy-to-remember") phone numbers, conference calling, call barring, call divert, hotline service, bill limitation, automatic information on the change of phone number and itemized billing as part of a basic monthly service package. As of March 31, 2003, we had 345,447 subscriber lines for our basic voice telephone services. To date, we have derived a significant majority of our telecommunications revenues from providing voice telephone services.

     o Voice mail and fax mail. Our customers can use a virtual mailbox offered by our network. Both voice and fax data can be stored in a mailbox, depending on the customer's choice.

     o Payphones. As of March 31, 2003, we operated 1,186 publicly available payphones, most of which can be operated using both pay cards and coins.

     o VoIP. We currently provide VoIP services and terminate VoIP traffic from other operators in our network. The industry offers international long-distance VoIP services at lower prices, compared to fixed-line services although VoIP quality can be lower.

     o Centrex. Netia Centrex is a virtual switch enabling our customers to use the services of a typical office switchboard by using the resources of our network. These services are primarily used by medium-sized enterprises having their sites in many locations. We assign telephone numbers within the virtual switch abbreviated numbers for the internal purposes of the client serviced. Netia Centrex enables a client to define a few numbers functioning as the main exchange. A customer using Netia Centrex services can use all supplementary services.

     o ISDN. All of our switches are ISDN-equipped, and all of our existing or potential customers have access to this service. ISDN is a digital telephone network over which voice, data and video transmission is possible at the same time. An ISDN network provides higher-quality data and much faster transmission than does a traditional network. We offer additional services together with ISDN including multiple line numbering, which provides up to eight numbers per line to different equipment serviced, telephone number identification, call diversion, diverted number identification, call waiting and mobile terminal. ISDN also enables customers to transfer short text messages among one another. We offer all of our ISDN clients fast Internet dial-up access.

     o Dial-up Internet services. We offer our dial-up Internet services under the brand name "Internetia." We launched them in April 2000. We also operate the "www.internetia.pl" Internet portal. Established providers provide the content, including the British Broadcasting Corporation, with whom we have entered into an exclusive rights agreement.

     o Fixed Internet access. Since 2001, we have offered fixed Internet access under the brand name "BDI." The service is based on a technology called Digital Subscriber Line (DSL) using existing copper network. We charge subscribers a monthly fixed rate according to a selected link capacity which can vary from 128Kb/sec to 2Mb/sec. Currently, we offer two types of these services: BDI Standard and BDI Professional. The main difference between these services is speed. In both cases, a customer may choose an enhanced version of BDI (called BDI+) which provides e-mail accounts and web-page capacity in addition to the standard service.

     o Data services and leased lines. We offer our customers leased-line connections having transmission speeds from 64 kilobits per second to two megabits per second, which covers a typical range of transmission speed required by our customers. We also offer higher transmission speeds on request. We expect further growth in our leased-line business. Since September 2001, we have also been offering data transmission services based on frame relay protocol, which is an industry standard for data transmission. We will soon introduce agreements providing enhanced quality services, which will be available for, among others, leased lines and frame relay customers.

     o Intelligent Network-type services. Based on our domestic long-distance network, in March 2002, we began to offer new services addressed mainly to the business sector: a 0800 toll-free service and a 0801 split charge service, in which calling and called parties share the fee. We commenced offering "0-708" premium rate services in April 2003.

     o Wholesale services. In order to maximize revenues from our investment in our backbone, we offer wholesale services to other telecommunications carriers. These services include two main categories: termination of domestic and international in-bound traffic, which we have provided since early 2001, and wholesale services, including duct, dark fiber and capacity leasing and co-location services, which we began providing in the second half of 2002.

The services we presently offer to our indirect customers include the following:

     o Long distance domestic, fixed-to-mobile and international services. We offer long distance domestic, fixed-to-mobile and international services (both using VOIP technology as well as standard lines) through our "1055" prefix for customers on other networks.

     o Dial-up Internet services. We offer our dial-up Internet services based on a call-back principle for TPSA customers located where we operate. We are now ready to offer direct access (using our 0209267 access number) for TPSA customers. However, we postponed the launch of this service due to an inability to reach a suitable interconnection agreement with TPSA. In February 2002, we received a decision from the President of the ORTP confirming our rights to provide such services. However, the decision has been challenged by TPSA and we are currently awaiting a final court decision in this matter.

     Apart from services to our direct and indirect customers, we also offer, through our joint venture, Uni-Net, mobile radio services called trunking services. These services include radio individual and group connections, alarm connections and radio connections to the public telephone network (through operator assistance).

PRICING

     Direct telephone services. We charge a fixed monthly fee in addition to call charges for our voice telephone services. Our call charges for telephone calls originated over our network depend on a number of factors, including the type of call (local, domestic long distance or international), the duration of the call, the time of day and the day of the week on which the call is placed and the volume of calls the customer typically makes. We bill our customers based on connection time. Our fixed monthly fees vary based on the service package for which the customer subscribes. In addition to fixed monthly fees and call charges, we charge installation fees for installing direct connections to our customers.

     On October 1, 2001, we announced tariff packages for analogue and ISDN lines. Clients using analogue lines are now offered three calling plans, all of which are net of VAT:

     o    Relaxed, with a monthly fee of PLN 19;

     o    Practical, with a monthly fee of PLN 30; and

     o    Chatty, with a monthly fee of PLN 40.

Clients using ISDN lines may choose between two tariff plans that are net of
VAT:

     o    Versatile (for BRA access clients), with a fixed monthly fee of PLN
          46; or

     o    Professional (for PRA access clients), with a fixed monthly fee of PLN
          700.

     The various packages differ primarily with respect to monthly fees and charges for local calls. All other charges (domestic long distance, international long distance, fixed-to-mobile and Internet) are the same in each of the new tariff plans. Moreover, we bill all charges other than local voice and Internet charges on a per-minute basis. Since October 1, 2001, existing customers have had a choice of either keeping their previously chosen tariff plans or switching to one of the newly offered packages. At the moment, we are in the process of moving our existing customers to the new tariff plans offering each a choice from among the new tariff plans.

     Indirect telephone services. In July 2001, we announced our domestic long-distance services tariff (Netia 1055), which range from PLN 0.21 (off peak) to PLN 0.35 (peak), net of VAT, per minute. In June 2002, we introduced a new DLD tariff of PLN 0.31(peak) per minute based on the actual duration of the call, charged per second, with a set-up charge of PLN 0.10, net of VAT. This tariff is also available for our direct ISDN PRA customers.

     On January 2, 2003 we also announced the introduction of new tariff plans for international long-distance calls in selected zones, based on standard lines and VoIP technology, with prices ranging from PLN 0.80 to PLN 5.50, net of VAT per minute.

     On April 1, 2003 we introduced of new tariff plans for domestic long-distance calls. The changes apply to all Netia tariff plans, offered both to subscribers of Netia's direct voice services as well as customers using the services offered through Netia's prefix (1055). For tariff plans with per-minute billing, the price for connection during peak hours will change from PLN 0.35, net of VAT to PLN 0.33, net of VAT per minute.

     Dial-up Internet. Our direct clients have a variety of dial-up Internet access tariffs. The simplest is a pay-per-use tariff of PLN 0.23 per minute (charged at three-minute or six-minute intervals, at peak and off-peak times, respectively). Alternatively, a customer can purchase flat-rate packages: 50 hours for PLN 70, 100 hours for PLN 100 (120 in the case of ISDN) or Internet by Night for PLN 50. All prices related to Internet access are subject to 7% VAT only. The same tariffs apply in case of indirect (call-back) customers. However, we will probably stop offering the call-back service (at least in the case of flat-rate tariffs) after the implementation of a new interconnection agreement with TPSA, which we expect to occur in 2003.

     Fixed Internet access, leased lines and frame relay. We charge BDI clients a fixed monthly fee which depends on access line capacity that varies from customer to customer and whether the customer has BDI Professional or BDI Standard (the latter for service up to 1Mb/sec). In the case of BDI+, we apply an additional monthly charge. The amount of the additional fee depends on the number of e-mail and web packages ordered by the customer. Leased line customers are charged a fixed monthly fee which depends on capacity and line length. In the case of frame relay, a fixed monthly fee is also charged which depends on length, Permanent Virtual Channel capacity and Committed Information Rate value.

     Intelligent network type service. We charge customers of our Freephone and split charge services according to the number of minutes of traffic terminated at their 0800 or 0801 numbers. We apply a fixed charge per minute independently of the location from which a given call originates. In addition, we apply a fixed monthly fee, which depends on a selected service package (so-called platinum, gold and silver numbers).

REVENUES

     The majority of our telecommunications revenues are currently derived from call charges, monthly fixed fees and installation fees associated with providing basic voice telephone services. We expect that as our network and our subscriber base grow, call charges and monthly fees for basic voice services will continue to account for a significant portion of our total revenues but that other services, including indirect voice, data and wholesale services, will increase as a percentage of our total revenues. During the last few years, installation fees have declined as a percentage of our total revenues due to the increase in other service-related charges as our operations have matured, and we expect this trend to continue in the future. Part of our revenues is interconnection revenue from domestic (mainly long distance and mobile-to-fixed) and international
(VoIP) termination calls. We anticipate that this sector will grow after a new interconnection model is implemented with TPSA and the current model of bill-and-keep settlements of our local operating companies will end. This change should be implemented by a review of new interconnection fees performed by state regulators and is expected in mid-2003.

PART XXXI Our revenue trends depend in part on the number of new customers we add, the pricing of our services and our mix of business customers to total customers as we realize greater revenue per customer from our business customers. At March 31, 2003, our cumulative business/total customer lines mix was 31.4%, an 6.8% increase over our business/total customer lines mix at March 31, 2002. The following table shows the periodic incremental business/total customer mix and the cumulative business/total customer lines mix for each quarter of 2000, 2001, 2002 and the first quarter of 2003.


                                    2000                                2001                                 2002              2003
                   -------------------------------- ------------------------------------- ---------------------------------- -------
                     Q1       Q2      Q3      Q4     Q1(3)   Q2(3)    Q3(4)      Q4(5)       Q1      Q2      Q3       Q4       Q1
                   -------------------------------- ------------------------------------- ---------------------------------- -------
Period incremental
Business/total
customer mix (1)

                     29.0%    44.6%   44.3%   62.9%   13.2%    60.8%   108.0%    2,548.2%  n/a(6)   n/a(7) n/a(8)   261.7%     69.2%

Cumulative
business/total
customer mix (2)     21.0%    22.1%   23.6%   25.3%   25.0%    26.0%    27.3%       28.5%    29.4%   29.8%   30.3%    31.0%    31.4%


----------------------------
(1) Period incremental business/total customer mix represents the net change in subscriber business lines during the referenced periods as a percentage of total net change in active subscriber lines during those periods.

(2) Cumulative business/total customer mix represents the number of subscriber business lines as a percentage of total active subscriber lines at the end of the referenced periods.

(3) The number of active subscriber lines reported previously has been corrected as a result of discovering an error in the IT reporting system. This also resulted in a recalculation of reported figures for the average revenue per line, number of business lines and business customers' mix. This adjustment had no impact on our previously reported revenues.

(4) In the third quarter of 2001, the number of ringing lines increased by 5,296. Due to churn, the net change in the number of non-business customers was negative 425. As a result, the business mix for the period reached 108.0%

(5)  In the fourth quarter of 2001, the number of ringing lines increased by
     168. Due to churn, the number of non-business customers decreased by 4,113. As a result, the business mix for the period reached 2,548.2%

(6) In the first quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,514. The number of business customers' lines in the same period increased by 2,569.

(7) In the second quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 143. The number of business customers' lines in the same period increased by 1,434.

(8) In the third quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,913. The number of business customer lines in the same period increased by 1,212.

     OPERATING EXPENSES

     We divide our costs and expenses into the following categories: interconnection charges; salaries, benefits and social security costs; legal and financial services, sales and marketing expenses, cost of rented lines and network maintenance, depreciation and amortization; and other operating expenses. Below we comment on major categories of our operating expenses.

Interconnection Costs

     Interconnection costs accounted for 26% of our operating expenses for the three-month period ended on March 31, 2003. The Netia Group companies are currently party to two interconnection regimes, using: (i) a revenue-based formula and (ii) a cost-based formula. The Netia Group companies operating on the basis of a local license granted under the previous telecommunications law, pay interconnection costs based on a certain percentage of revenues collected. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing (i.e., those originating from our customers) international calls are up to 72.0% of TPSA's tariffs for these calls and, for outgoing domestic long-distance calls, from 22.5% to 40.0% of TPSA's tariffs. Mobile operators are paid between 0.87 PLN to 1.13 PLN per call minute (peak time). These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to, and are paid by, mobile operators (but not fixed-line operators) who directly connect to our network for calls originating in and terminating on our network. Netia 1, which provides domestic long-distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in EU guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 (in peak time) for double transit. Despite expected changes in the interconnection settlement regime, these costs are expected to remain a significant item of our operating costs in the foreseeable future.

Salaries, Benefits and Social Security Costs

     The level of salaries, benefits and social security costs accounted for 25% of our total operating costs for the three-month period ended on March 31, 2003. The number of employees in the Netia Group decreased from 1,289 at the end of 2002 to 1,283 at the end of March 2003.

Depreciation and Amortization

     Depreciation and amortization expenses consist of the depreciation of property, plant and equipment, primarily related to our network, and the amortization of intangible assets, principally of our licenses. We commence amortization of licenses for a territory when we commence operations in that territory. We expect depreciation and amortization expenses to remain at stable level in the future, except if any future impairment of fixed assets is recorded.

Other

     Our other operating expenses primarily include maintenance and related expenses necessary to service, maintain and operate our network; selling, general and administrative expenses; and customer service expenses. We are implementing cost-saving actions; however, we expect that our other operating expenses may continue to increase in connection with the expansion of the geographic scope of our network, the expansion of our operations and the expansion of our product and service offerings.

     Certain prior periods' amounts have been reclassified to conform to the presentation for the three month period ended March 31, 2003. The major reclassifications relate to presentation of interconnection revenues and part of wholesale revenue, which have been previously presented net of appropriate costs. Furthermore, items relating mainly to costs of rented lines and network maintenance, office and car maintenance, information technology services have been reclassified to conform to the current period presentation.

TAXES

     The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as us and our subsidiaries. Thus, each of our subsidiaries only utilizes its own tax losses to offset taxable income in subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

     Although we believe we have structured our inter-company funding arrangements to accommodate the rules that are presently in effect, we cannot be certain that the tax authorities will concur with our position, or that we will be able to structure our future funding arrangements to accommodate the rules. Additionally, we have constructed the realization of the Restructuring Agreement in a tax-efficient manner, but we cannot assure you that we will be able to avoid taxation in all of the jurisdictions concerned. As a result, we may be required either to pay increased amounts of Polish or Dutch corporate taxes and/or transfer tax, or to restructure our inter-company funding arrangements in a manner that would be less tax-efficient than our present arrangements.

MINORITY INTERESTS

     Minority interests represent that share of the net results of operations of subsidiaries that are not attributable to our ownership interest. Minority interests are adjusted out of the net loss of the group in accordance with IFRS. Accordingly, the portion of the losses assigned to the minority interest shareholders is not recognized by us. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment.

SEGMENT REPORTING

     We report our operating results in two segments: the telecommunications business and other businesses. Our other businesses consist of the provision of specialized trunking services, the sale of related equipment. We conduct our specialized mobile radio business through Uni-Net.

     The following table shows certain financial data related to our telecommunications businesses and other business:

                                                           REVENUES                   OPERATING PROFIT/(LOSS)
                                                           --------                   -----------------------
                                    YEAR YEAR
                                                2000    2001    2002    1Q 03      2000    2001    2002    1Q 03
                                                ----    ----    ----    -----      ----    ----    ----    -----
                                                                      (PLN in millions)
Telecommunications businesses.........           395.2   512.2   588.1   158.8    (160.7) (530.5) (263.3)  (25.8)


Other businesses.......................           47.5    26.7    16.3     2.5        4.2     1.6   (0.5)     0.3
                                                  ----    ----    ----     ---        ---     ---   -----     ---

                                                 442.7   538.9   604.4   161.3    (156.5) (528.9)   262.8  (25.5)
                                                 =====   =====   =====   =====    ======= =======   =====  ======


RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2003 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2002

Please note that due to the changes of presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously. In addition, revenues per line presented in this report are given for a relevant three-month period as opposed to figures for a last month in a period reported previously.


TELECOMMUNICATIONS BUSINESS

Revenues. Telecommunication revenues increased by 11% to 158.8 PLN million during the three-month period ended March 31, 2003 from PLN 142.5 million during the three-month period ended March 31, 2002. The increase was attributable to an increase in the number of business lines from 100,563 at March 31, 2002 to 108,603 at March 31, 2003 and an increase in business mix of lines (from 29.4% of all subscribers in the first quarter of 2002 to 31.4% in the first quarter of
2003) as well as expansion of products other than traditional direct voice, such as indirect voice, data transmission, interconnection revenues and wholesale services. The share of revenues from these products increased to 23% of total revenues from telecommunications services in the three month period ended March 31, 2003 as compared to 10% in the three-month period ended March 31, 2002. In particular, revenues from wholesale services increased between these periods by 261% to PLN 11.2 million in the first quarter of 2003 from PLN 3.1 million in the first quarter of 2002 while revenues from indirect voice services increased by 179% to PLN 13.4 million in the first quarter of 2003 from PLN 4.8 million in the first quarter of 2002.

     Overall average revenue from direct voice services per line decreased to 119 PLN for the three-month period ended March 31, 2003 from PLN 124 for the three-month period ended March 31, 2002. Average monthly revenue from direct voice services per line for business customers also decreased to 215 PLN for the three-month period ended March 31, 2003 from PLN 243 for the three-month period ended March 31, 2002. Decreasing average revenue ratios for both residential and business lines reflect continued overall telecom tariff reduction trends. The total number of subscribers increased from 342,288 at March 31, 2002 to 345,447 at March 31, 2003.

     Costs and expenses. Total costs and expenses increased to PLN 184.6 million during the three-month period ended March 31, 2003 from PLN 179.7 million during the three-month period ended March 31, 2002, or 3%. This increase was attributable to a stable level of interconnection charges, whereas the decrease of salaries and benefits was offset by an increase of other operating costs. Depreciation of fixed assets did not change significantly compared to the respective period in 2002. Amortization of other intangible assets increased due to the increased level of computer software associated with the Company's information technology systems.

           Financial expenses, net. Financial expenses decreased to PLN 54.5 million during the three-month period ended March 31, 2003 from PLN 207.8 million during the three-month period ended March 31, 2002. The decrease in financial expenses was primarily attributable to the successful financial restructuring and debt-for-equity swap which resulted in, among other things, the elimination of obligations under notes issued by Netia in the past. The cost for the three-month period ended March 31, 2003 was attributable primarily to the write off of debt issuance costs of PLN 41.1 million in connection with early redemption of 2002 Notes.

     Taxes. No tax was recorded during the three-month period ended March 31, 2003 as compared to 0.5 PLN million of tax charge recorded during the three-month period ended March 31, 2002.

     Net losses. As a result of the factors discussed above, we incurred net losses of PLN 80.4 million during three-month period ended March 31, 2003 as compared to net losses of PLN 245.7 million during three-month period ended March 31, 2002.

OTHER BUSINESSES

     Revenues from other businesses decreased by 57%, to PLN 2.5 million during the three-month period ended March 31, 2003 from PLN 5.8 million during the three-month period ended March 31, 2002. This decrease was primarily attributable to substitution of radio trunking services by mobile telephony services. Operating profit of PLN 0.3 million was recorded in the three month period ended March 31, 2003, at the same level as during the three-month period ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of our financial restructuring, as of March 31, 2003, we had an accumulated deficit of PLN 3,012 million, shareholders' equity of PLN 2,722 million and net working capital deficit of PLN 92 million, including short term license fee obligations, as computed according to IAS. The conclusion of arrangements with our creditors in Poland and the Netherlands, the only remaining obligation being the issuance of Subscription Warrants to our pre-restructuring shareholders, allowed us to regain solvency. As of January 2, 2003, all court decisions approving the Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to our compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. We believe that we will comply with our obligations under these plans.

     The restructuring did not lead to the elimination of all of the Company's outstanding debt. We will have to repay outstanding installment obligations of the nominal amount of PLN 11,872 between 2007 and 2012, not exchanged for the ordinary series H shares offered by us but we have already redeemed the 2002 Notes.

     In relation to the conversion of licenses to permits, we are currently contesting the requirement to pay the license fees due under the licenses held by us prior to January 1, 2001. As of March 31, 2003, the liabilities under local license fees equaled approximately EUR 91.4 million (recorded at nominal value of PLN 402.6 million at the exchange rate prevailing at March 31, 2003), further increased pursuant to the decision of the Ministry of Infrastructure by a prolongation fee of PLN 15.8 million.

     Further a law was enacted in Poland regarding the restructuring of license fee obligations. Based on this law, we have submitted applications for the cancellation of its license fee obligation amounting to PLN 351 million (present value of the license obligations at March 31, 2003) based on capital expenditures we have already incurred. These applications are to be reviewed by the Polish Government and according to the law can only be refused if the Minister responsible for this matter does not recognize the investments already made by us as qualifying capital expenditure. In this respect, we received notification letters from the Polish Government dated March 21, 2003, indicating that the applications will be considered by June 30, 2003.

     As the restructuring is virtually complete, we do not believe that events or conditions exist which may cast significant doubt on our ability to continue as a going concern. However, we will continue to take steps aimed at preserving Netia's cash, such as substantial reductions in capital and operating expenditures in comparison with our prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of our remaining license fee obligations. Cash and cash equivalents held by Netia as at March 31, 2003 amounted to PLN 110.9 million. We also held PLN 61.5 million in a restricted deposit account, which is expected to be released for the Company when the subscription warrants to be issued pursuant to the restructuring become available for receipt by the pre- restructuring shareholders of the Company.

     Net cash provided by operating activities was PLN 24.3 million during the three-month period ended March 31, 2003 and PLN 30.0 million during the three-month period ended March 31, 2002. This decrease was mainly driven by the changes of working capital components. Our telecommunication revenues were greater than our cash operating expenditures during both these periods, which contributed to positive operating cash flow.

     Net cash provided by investing activities was PLN 162.0 million during the three-month period ended March 31, 2003 compared to net cash used of PLN 92.1 million during the three-month period ended March 31, 2002. This change includes a release of PLN 199.3 million deposited in December 2002 in a restricted account as temporary security for obligations arising under the 2002 Notes. Net cash used for the purchase of fixed assets and computer software decreased by 60% to PLN 37.3 million during the three-month period ended March 31, 2003 from PLN 92.1 million during the three-month period ended March 31, 2002, in accordance with the revised business plan approved in late 2001, aimed at preserving cash.

     Net cash used in financing activities in the three-month period ended March 31, 2003 was PLN 208.7 million, relating primarily to the redemption of the 2002 Notes of PLN 204.2 million. In the three-month period ended March 31, 2002, outflow from financial activities was PLN 49.8 including payments related to the restructuring of PLN 20.4 million and PLN 29.3 million of the payment to Merrill Lynch Capital Services, Inc. in January 2002, relating to the cancellation of our swap transactions.

     Cash and cash equivalents are held in Polish Zlotys, Euro and US dollars in Poland.

CRITICAL ACCOUNTING POLICIES

     Below we present our critical accounting policies. It should be noted that we prepare our interim condensed consolidated financial statements in accordance with IFRS.

ESTIMATING THE IMPAIRMENT OF ASSETS

     We are required to estimate the recoverable amount of an asset whenever there is an indication that the asset may be impaired. Factors considered important that could trigger an impairment review include significant negative industry or economic trends as well as conditions within Netia Group. We are required to recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is measured as the higher of net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs; while the value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In determining an asset's value in use, we are required to estimate the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal, and applying the appropriate discount rate to these future cash flows

     In December 2002, our Supervisory Board approved a plan to consolidate our operating subsidiaries. We currently have a complex legal structure with over twenty-five subsidiaries. This structure has primarily resulted from the need to establish a separate entity for each telecommunication license held. The consolidation was approved in an effort to reduce management costs, tax risks and operational problems as well as to simplify our intra-group financing and legal arrangements. The plan to consolidate our subsidiaries is expected to result in most operating companies held by us being merged into it. The operating subsidiaries' telecommunication licenses (converted to permits) are not transferable. As a result, we believe that the existing telecommunication permits, except for the permit issued to Telekom in 2002, will expire when the operating subsidiaries are merged into the parent company. The expiry of these permits will not give us the right to claim the return of the license fees that were previously paid. It is not certain whether the expiry of the permits would result in any exemption from additional payments related to our outstanding obligations. After the merger, the parent company will continue to provide telecommunication services under a single new permit that it intends to obtain for the nominal fee of EUR 2.5 in 2003. We plan to write-off its telecommunication licenses when we have started to implement the plan to consolidate our operating subsidiaries. This is expected to occur during the year ending December 31, 2003.

REVENUE RECOGNITION

     We measure our telecommunications and other revenue net of discounts and value added tax. Our telecommunications revenue includes mainly installation fees, monthly charges and calling charges. We record revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Our other telecommunications revenue comprises the provision of Internet, leased lines, frame relay and ISDN services as well as the sale of telecommunications accessories; and we recognize revenues for these transactions when the service is provided or when the goods are sold.

     Our other revenue includes revenue from specialized mobile radio service (public trunking), through our subsidiary Uni-Net. We record service revenues when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

DEFERRED INCOME TAXES

     As part of the process of preparing our consolidated financial statements, we are required to estimate the tax incomes and losses of our subsidiaries. To do this, we estimate our actual current tax liabilities, whilst deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

     We use currently enacted tax rates to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. We record valuation allowances for deferred tax assets when it is likely that tax benefits will not be realized. To the extent we establish a valuation allowance or increase this allowance in the period, we must include an expense within the tax provision in the statement of operations.

     These critical accounting policies are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS, with no need for management's judgment in their application. There are also areas in which the exercise of management's judgment in selecting an available alternative would not produce a materially different result.

UNI-NET COMFORT LETTERS

     In January 1998, we issued two letters of comfort to ING Lease (Polska) Sp. z o.o., which we refer to as ING Lease, in support of the obligations of Uni-Net, our 58.2% subsidiary, under two agreements pursuant to which Uni-Net leases equipment from ING Lease. Similar comfort letters were provided to ING Lease by the other principal shareholder of Uni-Net. Under the comfort letters, which expressly provided that they did not constitute guarantees, we agreed to use our best efforts to ensure that Uni-Net would have sufficient funds at its disposal to satisfy its obligations under the underlying leases; we further agreed that if we had desired to sell more than 51% of our interest in Uni-Net, we would either: (i) arrange for the purchaser to assume our obligations under the comfort letters; or (ii) provide a guarantee to ING Lease of Uni-Net's obligations under the leases up to a maximum amount of approximately DM 1 million. The guarantee was subject to the Polish arrangement proceedings of Netia and was reduced to 8.7% of its original value.

INFLATION

     In connection with its transition from a state-controlled to a free-market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the Polish zloty.

     The Polish government has adopted policies that slowed the annual rate of consumer price inflation from an average of 250.0% in 1990 to approximately 13.2% in 1997, 8.6% in 1998, 9.8% in 1999, 8.5% in 2000, 3.6% in 2001 and 0.8%
in 2002. Inflation in the twelve-month period ended March 31, 2003 amounted to approximately 0.6%. Substantial portions of our operating expenses are, and are expected to continue to be, denominated in Polish Zloty and tend to increase with inflation. Inflation has had and if the inflation rate grows again, it may continue to have, a material adverse effect on our financial condition and results of operations. We may increase our tariffs to account for Polish price inflation. The NTA, however, grants the ORTP the authority to review and, in certain situations, effectively overrule the prices we and other telecommunications service providers propose to charge for our services.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


INTEREST RATES

     Our income and operating cash flows are substantially independent of changes in market interest rates. Our policy is to maintain approximately all of our borrowings in fixed rate instruments.

     As at March 31, 2003, we did not have any floating or fixed-rate debt.

     Our license fee obligations are not interest bearing.


FOREIGN EXCHANGE RISK

     Our revenues and costs are predominantly denominated in Polish zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. In the previous years we raised long term debt on international financial markets and are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar and Euro.

     We will face foreign exchange risk in respect of our capital expenditure-related liabilities and license fee obligations.

     Our license fee obligations are denominated in euro. Any devaluation of the Polish zloty against the euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-zloty-denominated debt. Shifts in currency exchange rates may have an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

PART II

OTHER INFORMATION


ITEM 1. LEGAL PROCEEDINGS

RESTRUCTURING

     On December 15, 2001, we defaulted on several interest payments on two series of our notes. Those defaults triggered cross-default provisions under the terms of the indentures governing four other series of our notes and, as a result, we were in default on all six series of the issued notes that were then outstanding. We also defaulted on swap payments under certain swap agreements that we had entered with JPMorgan. We also failed to make all subsequent payments of interest in connection with the outstanding notes due after December 15, 2001. As a result of these defaults and our level of shareholders' equity, which, as calculated according to Polish Accounting Standards, was in deficit starting as of December 31, 2001, we were required to file for bankruptcy under Polish law unless we petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia and our two principal Polish subsidiaries, Telekom and South, petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

     On March 5, 2002, we reached Restructuring Agreement, of our debt with an ad hoc committee of our noteholders, certain financial creditors, Telia and Warburg. Telia and Warburg then owned together approximately 57.4% of our share capital and they acted separately during our restructuring process as our two largest shareholders. Subsequently a majority of our creditors agreed to and signed the Restructuring Agreement. Under our Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet.

     On June 14, 2002, the Exchange Agreement was entered into by us, certain of our subsidiaries and a substantial majority of our creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of our financial restructuring outlined in the Restructuring Agreement and to provide the means for the implementation of the terms of thee restructuring as set out in the Restructuring Agreement.

     The restructuring process encompassed legal proceedings in three jurisdictions consisting of Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings under the United States Bankruptcy Code in the United States of America.

     Pursuant to the Restructuring Agreement, the Polish arrangement proceedings, and the Dutch moratorium plans, one of our finance subsidiaries issued EUR 49,869 thousand 10% Senior Secured Notes due 2008 ("2002 Notes"), to holders of the existing notes and JPMorgan Chase Bank in exchange for relinquishing their claims in respect of the existing notes and obligations under the JPMorgan swap agreements. In addition, our creditors had an opportunity to subscribe for series H shares issued by Netia in exchange for relinquishing their claims against us which had been reduced under the Polish arrangement plan.

     Under the Restructuring Agreement the Company's shareholders as of December 22, 2002 will be issued Subscription Warrants to acquire up to 64,848,652 (not in thousands) ordinary shares representing 15% of the Company's post-restructuring share capital as described in the Restructuring Agreement (after the issuance of 18,373,785 (not in thousands) ordinary shares representing up to 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price of the Subscription Warrants of PLN 2.53 (not in thousands) approved by the Supervisory Board on April 12, 2003 corresponds to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of registration of series H shares. We also plan to issue up to 18,373,785 (not in thousands) ordinary shares under a key employee stock option plan.

     On December 23, 2002, our creditors subscribed for 312,626,040 of our series H shares thus relinquishing their reduced claims against us and on that same day we issued our 2002 Notes. Our series H shares were registered with the Polish court on January 30, 2003 and at that point our former creditors became the owners of approximately 91% of our share capital.

     On March 24, 2003 we redeemed the outstanding 2002 Notes at their aggregate principal amount together with the interest accrued until that day.

SECTION 304 PROCEEDINGS IN THE UNITED STATES

     In connection with the arrangement proceedings in Poland, we commenced an ancillary proceeding in the US Bankruptcy Court of the Southern District of New York, which we refer to as the US Bankruptcy Court, pursuant to section 304 of the US Bankruptcy Code. The ancillary proceeding sought, among other things, the turnover to us of deposits that we set aside to fund certain interest payments under the 13.75% Senior Notes due 2010. Pursuant to the agreement with the minority group of our claimholders, who previously objected to the restructuring they withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the Dissenting Parties' objections to the United States 304 proceeding (including objection to turnover of the deposits to Netia) were withdrawn and their appeal was dismissed with prejudice. In an order dated March 7, 2003, the United States Bankruptcy Court for the Southern District of New York gave force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans ratified earlier by Polish and Dutch courts, respectively. The court also ordered that the deposited amount of EUR 13.9 million (PLN 61.5 million at the exchange rate prevailing at March 31, 2003) be turned over to Netia immediately following the completion of the final step of Netia's restructuring, which requires the issuance of Subscription Warrants to pre-restructuring shareholders of Netia.

MILLENNIUM

     In August and September 2000, we entered into certain agreements to acquire all of the outstanding equity of Millennium, a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, we advanced to Millennium a total of PLN 8.5 million and Euro 2.9 million (PLN
12.8 million at the March 31, 2003 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, we initiated court and arbitration proceedings, which we amended in October 2001, in response to the failure by Millennium to perform the agreement. We claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

     On October 15, 2002, we received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against us for declaration of the share subscription agreement void and ineffective and payment of PLN 11.5 million by us. The court also dismissed our claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002 we petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also our claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of of loan of Euro 2.9 million (PLN 12.8 million at the March 31, 2003 exchange rate),is still pending. On February 11, 2003, the court ruled in our favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

     On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. We believe that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

     We, having obtained legal advice, do not believe that the settlement of this matter will have a material adverse effect on our financial condition.

SOFITEC

     In January 1998, Sofitec International, a company incorporated in France, commenced proceedings in the Commercial Court of Paris against us and two of our officers claiming payment of approximately USD 4.1 million together with damages of USD 0.4 million. Sofitec's claim relates to work and services allegedly performed under an agreement that was entered into in January 1992 under which we agreed to pay Sofitec a fee in the event that we obtained financing or other benefits from an entity or entities to whom we had been introduced by Sofitec acting according to the Sofitec agreement.

     In the proceedings, Sofitec alleges that, as a result of the work and services performed by it under the Sofitec agreement, we obtained financing from the European Bank for Reconstruction and Development ("EBRD"), in 1996. We presented our defense motion in which we denied that Sofitec or any of its agents or employees performed any work or services under the Sofitec agreement, which would entitle it to payment of a fee. Specifically, we denied that Sofitec either introduced us to EBRD or that Sofitec performed any work or services in connection with the financing that we obtained from EBRD in 1996 which would entitle it to payment of any fee under the Sofitec agreement.

     The first hearing in the proceedings took place in March 1998. At that hearing Sofitec was ordered to produce the documents and evidence in support of its claim by April 1998, at which time a second hearing took place. We presented our defense motion at a hearing held in September 1998. The proceedings are still pending. Management is of the opinion that, having obtained legal advice, it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.

KEVIN DAROCH

     We received a letter, dated January 8, 1999, with a claim for USD 10 million in connection with consulting services provided to us by an outside consultant. We are of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.

MINORITY SHAREHOLDERS

     On August 1, 2002, we received a copy of a claim by an individual shareholder filed with the District Court in Warsaw with a demand for the invalidation of certain sections of a resolution adopted by our General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants offered hereby under the restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, we filed an answer to this claim and requested the District Court to dismiss it.

     We received a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by our General Shareholders' Meeting on April 4, 2002. The claim is substantively based on the same grounds as the other minority shareholder's claim. On January 17, 2003, we filed an answer to this claim and requested the District Court to dismiss it.

     We also received a decision from the District Court of July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by our General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. We have not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, we expect that it will file for this claim's dismissal as well.

DOMESTIC LONG-DISTANCE FEE OBLIGATIONS

     In April 2001, we filed a petition with the ORTP seeking the return of the EUR 24.0 million in license fee obligations that we have paid to date with respect to the domestic long-distance license that we received in May 2000. In our petition, the period during which we were to have the semi-exclusive right to provide domestic long-distance services in the original license has been unfairly shortened due to three factors. First, we claim that the NTA, which came into effect on January 1, 2001, allows any operator to apply for a permit to provide domestic long-distance services after January 1, 2002, whilst our license would have been valid for 15 years. Second, the Ministry of Infrastructure (formerly the Ministry of Communications) delayed for a number of months both the tender process and the actual grant of a license to us. Third, the Ministry of Infrastructure's failure to issue timely and effective regulations with respect to the interconnection regime and its failure to require TPSA to execute an interconnection agreement with us with respect to domestic long-distance service further continues to hinder our ability to provide domestic long-distance services.

     We have filed similar petitions with the ORTP with respect to the fee obligations under our other telecommunications permits.

     Furthermore, we have not made a payment of EUR 1 (PLN 4.4 at the exchange rate in effect on March 31, 2003) for our long distance license fee obligation due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry's decision, in order to obtain a further deferral of both installments until June 30, 2003. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure's rejecting its request. On April 2, 2003 the Ministry of Infrastructure issued a decision refusing a deferral of the domestic long distance license fee obligation due January 1, 2003 amounting to EUR 1 million. The Company previously applied for the deferral until June 30, 2003 on December 2, 2002. On April 9, 2003 the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002 regarding the license fee obligation of EUR 1 milllion due on January 1, 2002. Pursuant to the initial decision the installment had been split into two payments of EUR 0.5 million (PLN 2.2 million at the exchange rate in effect on March 31, 2003) each payable on December 20, 2002 and December 30, 2002, respectively. On April 18, 2003 the Company paid the two outstanding license fee obligation installments amounting to EUR 2 million (PLN 8.5 million at the exchange rate prevailing at that day) and the applicable prolongation fees of PLN 0.3 million and penalty interest amounting to PLN 0.3 million.

UMTS TENDER

     In November 2000, the Ministry of Communications (now the Ministry of Infrastructure) cancelled its planned tender process and issued a UMTS license to each of Plus GSM, Era GSM and Centertel. We chose not to participate in the tender process after careful analysis of the terms upon which the licenses were to be granted. However, when the licenses were granted (without a tender), many of the terms that we had found objectionable were not included. As a result, in December 2000, we initiated proceedings with the Ministry of Communications with respect to the grant of UMTS licenses to the other operators and we also submitted to the Ministry of Communications a statement of our intention to acquire a license to provide UMTS services on the same terms as those granted to Plus GSM, Era GSM and Centertel. In these proceedings, we sought the revocation of the licenses granted to these operators and the initiation of a new tender for the three UMTS licenses. In the alternative, we have requested that the Ministry of Communications grant a UMTS license to us on terms no less advantageous than those licenses granted to the other operators. In January 2001, we received notice that the Ministry of Communications had ruled against us in these proceedings. We have resubmitted our submissions to the Ministry of Communications on appeal and filed a claim with the Supreme Administrative Court regarding the Minister's delay in reviewing the appeal and are currently awaiting a ruling.

MISCELLANEOUS

     From time to time, we are involved in various other legal proceedings arising in the ordinary course of business. We are not currently a party to any other litigation or regulatory proceeding that we believe could have a material adverse effect on our business, financial condition or operating results.

PROPERTY, PLANT AND EQUIPMENT

     Our principal properties consist of our headquarters and our telecommunications network located throughout Poland. Our headquarters, which include technical facilities, is located in Warsaw and consists of approximately 11,300 square meters of office space, which we own. We also have approximately nine major lease agreements for offices, storage space and land adjacent to buildings. The aggregate area leased by us is approximately 2,500 square meters (most of which is land adjacent to buildings). In Warsaw, we also own two additional office buildings, which contain 4,700 square meters and 2,800 square meters of office space, respectively.

     In addition, we rent or lease various properties (land and buildings) throughout Poland to support our technical plant which we use, for example for housing our switches and remote switching units, to provide premises for our customer care centers and in certain cases to provide accommodation for our employees.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable

     (d)  Not applicable



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
ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     (a)  Not applicable


     (b)  Not applicable


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

(a) During the three-month period ended March 31, 2003, we held the following General Shareholders' Meetings:

     o On January 15, 2003 we held an Extraordinary General Shareholders' Meeting during which our shareholders approved, among other things, resolutions to amend the Company's Statute, to adopt the unified text of the Company's Statute, to change the composition of the Company's Supervisory Board, to adopt the "Rules of Remunerating the Supervisory Board's Members" and to grant consent for the creation of collateral on Company's assets as security against the guarantee of the issuance of 2002 Notes.

(b) In accordance with the changes in the Company's Statute adopted by the Extraordinary General Shareholders' Meeting on January 15, 20032003, the number of members of the Company's Supervisory Board was reduced to seven as of February 27, 2003, the date of registration of the changes to the Company's' Statute by the Polish court. On January 15, 2003 the Extraordinary General Shareholders' Meeting dismissed four members and appointed three new members of the Company's Supervisory Board. On January 15, 2003 TeliaSonera AB (publ.) and Warburg Pincus each appointed their new representative to the Supervisory Board.

     Set forth below is a list of the current Supervisory Board members:

     o    Nicholas N. Cournoyer (Chairman of the Supervisory Board)

     o    Jaroslaw Bauc

     o    Morgan Ekberg

     o    Richard James Moon

     o    Andrzej Radziminski

     o    Ewa Maria Robertson

     o    Andrzej Michal Wiercinski

     As of February 7, 2003 Mr. Antoni Dariusz Wojcieszek resigned from his position as a member of the Netia's Management Board.

     Effective February 28, 2003, Mr. Mariusz Chmielewski resigned from his position as a member of Netia's Management Board.

     Effective March 6, 2003, Mrs. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions as members of Netia's Management Board.

     Effective March 6, 2003 Netia's supervisory board appointed Mr. Zbigniew Lapinski as a member of the Management Board.

     Effective April 10, 2003 the Company's Supervisory Board appointed Mrs. Elizabeth McElroy as a member of the Management Board. At the same meeting, Netia's Supervisory Board accepted resignation of Mr. Stefan Albertsson's from the Management Board.

           The members of the Management Board as of the date of issuance of this report are:

     o    Wojciech Madalski

     o    Zbigniew Lapinski

     o    Mariusz Piwowarczyk

     o    Elizabeth McElroy


(c) The following resolutions were adopted at the Extraordinary Shareholders' Meetings of Netia Holdings S.A.:


     Since January 1, 2003 the following General Shareholders' Meetings of Netia Holdings S.A. have been held:

     1) The Extraordinary General Shareholders' Meeting of January 15, 2003, adopted the following resolutions:

          a) Resolution No. 1 concerning adopting the changes to the meeting's agenda, which was adopted with 19,824,318 votes in favour and 3,000 votes abstaining;

          b) Resolution No. 2 concerning adopting amendments to the Company's Statute, which was adopted with 19,827,318 votes in favour;

          c) Resolution No. 3 concerning adopting the unified text of the Company's Statute, which was adopted with 19,827,318 votes in favour;

          d) Resolution No. 4 concerning the dismissal of David Oertle as a member of the Supervisory Board, which was adopted with 19,788,315 votes in favour and 39,003 votes against;

          e) Resolution No. 5 concerning the dismissal of Donald Mucha as a member of the Supervisory Board, which was adopted with 19,788,215 votes in favour and 39,103 votes against;

          f) Resolution No. 6 concerning the dismissal of Jan Guz as a member of the Supervisory Board, which was adopted with 19,788,315 votes in favour and 39,003 votes against;

          g) Resolution No. 7 concerning the dismissal of Przemyslaw Jaronski as a member of the Supervisory Board, which was adopted with 19,788,315 votes in favour and 39,003 votes against;

          h) Resolution No. 8 concerning the appointment of Jaroslaw Bauc as a member of the Supervisory Board, which was adopted with 19,788,215 votes in favour and 39,103 votes against;

          i) Resolution No. 9 concerning the appointment of Richard James Moon as a member of the Supervisory Board, which was adopted with 19,788,215 votes in favour and 39,103 votes against;

          j) Resolution No. 10 concerning the appointment of Andrzej Michal Wiercinski as a member of the Supervisory Board, which was adopted with 19,788,315 votes in favour and 39,003 votes against;

          k) Resolution No. 11 concerning adopting the "Rules of Remunerating the Supervisory Board's Members", which was adopted with 19,786,315 votes in favour, 40,003 votes against and 1,000 votes abstaining; and

          l) Resolution No. 12 on Company's consent for the creation of collateral on Company's assets as security against the guarantee of the issuance of 2002 Notes, which was adopted with 19,826,318 votes in favour and 1,000 votes against.


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
                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Date: May 7, 2003



                                             NETIA HOLDINGS S.A.


                                             By: /s/ Wojciech Madalski
                                                 -------------------------------
                                                 Name: Wojciech Madalski
                                                 Title: President of the Company


                                            By: /s/ Zbigniew Lapinski
                                                --------------------------------
                                                 Name: Zbigniew Lapinski
                                                 Title: Chief Financial Officer